Exhibit 2.1

EXECUTION COPY

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

BRYN MAWR BANK CORPORATION,

JNJ HOLDINGS LLC,

LAU ASSOCIATES LLC,

LAU PROFESSIONAL SERVICES LLC,

MARIGOT DAZE LLC,

and

JUDITH W. LAU

INDEX OF SCHEDULES AND EXHIBITS

Schedule 3.3(b)	Base Year Pre-Tax Income Calculation
Schedule 4	Allocation
Schedule 5.1	Seller’s Members
Schedule 6.1	Foreign Qualifications
Schedule 6.2(b)	Conflicts
Schedule 6.2(c)	Company Consents
Schedule 6.4	Financial Statements
Schedule 6.7	Leased Real Property
Schedule 6.8(b)	Encumbrances
Schedule 6.9(a)	Company Tangible Personal Property
Schedule 6.9(b)	Personal Property
Schedule 6.10	Accounts Receivable
Schedule 6.13	Taxes
Schedule 6.15(a)	Employee Information
Schedule 6.15(b)	Employees With an Employment Agreement and/or a Non-Competition Agreement
Schedule 6.15(d)	Employee Benefit Plans
Schedule 6.15(e)	COBRA Obligations
Schedule 6.16	Labor Disputes
Schedule 6.17	Compliance With Legal Requirements
Schedule 6.18	Proceedings
Schedule 6.19	Absence Of Certain Changes And Events
Schedule 6.20(a)	Contracts
Schedule 6.20(b)	Contract Defaults
Schedule 6.21	Insurance
Schedule 6.22	Environmental Matters
Schedule 6.23(a)	Intellectual Property Exceptions
Schedule 6.23(b)	Patents and Applications
Schedule 6.24	Related Party Transactions
Schedule 6.25	Bank Accounts
Schedule 6.26	Indebtedness
Schedule 7.2(b)	Governmental Authorizations
Schedule 12.2(d)	Closing Consents
Schedule 12.2(l)	Agreed Upon Procedures

Exhibit A	Definitions and Usage

i

EXECUTION COPY

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement, dated as of June 9, 2008 (“Agreement”), is entered into by and among Bryn Mawr Bank Corporation, a Pennsylvania corporation (“Buyer”), Marigot Daze LLC, a Delaware limited liability company (“Seller”), Judith W. Lau, an individual (“Lau”), JNJ Holdings LLC, a Delaware limited liability company (“JNJ”), Lau Associates LLC, a Delaware limited liability company (“Lau Associates”) and Lau Professional Services LLC, a Delaware limited liability company (“Lau Professional”). The parties to this Agreement are sometimes referred to herein, individually, as a “Party” and collectively, as the “Parties”.

Background

A. JNJ and its two wholly-owned subsidiaries, Lau Associates and Lau Professional (JNJ, Lau Associates and Lau Professional are collectively referred to herein as the “Company”) are engaged in the business of providing investment management and related services to high net worth individuals and families (the “Business”).

B. Seller is the owner of one hundred percent (100%) of the issued and outstanding membership interests in JNJ (the “Interests”). Subject to the terms and conditions set forth in this Agreement, Seller has determined to sell, and Buyer desires to purchase, all of the Interests, free and clear of Encumbrances.

Agreement

NOW, THEREFORE, intending to be legally bound, in consideration of the mutual covenants and agreements contained herein, the Parties hereby agree as follows:

1. Definitions. For purposes of this Agreement, the capitalized terms not otherwise defined in the body of this Agreement shall have the meanings ascribed to such terms in Exhibit A attached hereto, which defined terms are incorporated herein by reference.

2. Sale and Purchase of Interests. On the Closing Date, subject to and upon the terms and conditions contained herein, Seller shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of Encumbrances, good and marketable title to all, and not less than all, of the Interests.

3. Purchase Price.

3.1 Purchase Price Calculation. The consideration to be paid to Seller for the Interests, subject to terms and conditions of this Agreement, shall consist of the following (collectively, the “Purchase Price”):

(a) The Acquisition Consideration; plus

(b) The amount, if any, by which the Closing Date Working Capital, as finally determined in accordance with the provisions of this Agreement, is greater than One Hundred Fifty Thousand Dollars ($150,000); or minus the amount, if any, by which the Closing Date Working Capital is less than One Hundred Fifty Thousand Dollars ($150,000) (such adjustment is referred to herein as the “Working Capital Adjustment”); plus

(c) The Earn-Out Payments.

Notwithstanding any language to the contrary contained in this Agreement, in no event shall the Purchase Price exceed Nineteen Million Dollars ($19,000,000) in the aggregate (the “Maximum Purchase Price”).

3.2 Initial Payments at Closing. On the Closing Date:

(a) Buyer shall pay to Seller an amount equal to:

(i) $3,659,580.00 + the Tail Coverage Cost (the “Acquisition Consideration”); plus or minus, as appropriate,

(ii) the Estimated Working Capital Surplus or the Estimated Working Capital Deficiency,

which amount shall be paid to Seller via wire transfer of immediately available funds to the account(s) designated in writing by Seller at least three (3) business days prior to the Closing Date. Notwithstanding the foregoing, the Parties acknowledge and agree that if, as of the Closing Date, affirmative written Consent from Clients representing at least ninety-five percent (95%) of client revenue to the Business for calendar year 2007 has not been obtained with respect to the assignments of their respective Contracts with the Company that shall occur at the Closing pursuant to Section 202(a)(1) of the Advisers Act, then the Acquisition Consideration shall be reduced on a pro-rata basis.

3.3 Earn-Out Payments.

(a) Subject to the other provisions of this Agreement (including, without limitation, the last sentence of Section 3.1), on December 31, 2008, in the case of the calendar year 2008, and following the end of each of the succeeding three calendar years ending December 31, 2009, December 31, 2010, and December 31, 2011 (such four calendar years constituting the “Earn-Out Payment Period”), Seller may be entitled to a payment (each, an “Earn-Out Payment”) based upon Pre-Tax Income for such calendar year, as detailed below; provided, however, that the 2008 Earn-Out Payment, shall be based on the Pre-Tax Income, calculated for 2008 in accordance with the methodology set forth below, minus $46,860.00.

(b) For purposes of this Agreement, “Pre-Tax Income” shall mean the earnings before taxes of the Company (determined on a consolidated basis with intercompany transfers eliminated) for a calendar year, calculated in accordance with the Company Cash Method of Accounting. A calculation of Pre-Tax Income for calendar year 2007, which equaled $891,000.00 (“Base Year Pre-Tax Income”), is set forth on Schedule 3.3(b). Notwithstanding the foregoing, the Parties acknowledge and agree that in determining Pre-Tax Income for periods after the Closing:

(i) “extraordinary items” of gain, as that term is defined in GAAP, shall be excluded from income;

(ii) gains, losses, and profits realized from the sale of any assets (other than in the Ordinary Course of Business) shall be excluded from income;

(iii) revenue attributable to (a) any acquisition consummated by the Company after the Closing Date, and (b) any business which may be merged with or otherwise combined with the Business after the Closing Date shall be excluded from income;

(iv) purchase accounting adjustments shall be excluded from the determination of income;

(v) salary, bonus, benefits and other compensation paid to Lau shall be included as an operating expense;

(vi) salary, bonus, benefits and other compensation paid to any employee of the Company who is hired after the Closing Date at the direction of Buyer in order to supplement the Company’s existing employment staff as of the Closing Date, shall be excluded as an operating expense;

(vii) $322,950.00 shall be excluded as an operating expense for purposes of the 2008 Earn-Out Payment only; and

(viii) the Tail Coverage Cost shall be excluded as an operating expense.

(c) Not later than sixty (60) days following the end of each calendar year during the Earn-Out Payment Period, Buyer shall prepare and deliver to the Seller’s Representative (i) an unaudited consolidated income statement of the Company (with intercompany transfers eliminated) for such calendar year prepared in accordance with the Company Cash Method of Accounting, and (ii) a statement setting forth Buyer’s calculation of Pre-Tax Income for such calendar year.

(d) Not later than thirty (30) days after delivery of the items to the Seller’s Representative referenced in the last sentence of Section 3.3(c) above, the Seller’s Representative shall present any objections that Seller may have to any of the matters set forth therein, which objections shall be set forth in writing and in reasonable detail, and in such case the Seller’s Representative shall present its own calculation of Pre-Tax Income for the calendar year in question. Following the delivery to Buyer of any objections, Buyer and the Seller’s Representative shall meet to discuss the objections raised by Seller with a view toward resolving such objections. If the Seller’s Representative does not deliver any written objections to Buyer within such 30-day period, Seller shall be deemed to have accepted Buyer’s calculation of Pre-Tax Income for such calendar year and irrevocably waived any right to object thereto.

(e) If the Seller’s Representative delivers such written objections and all such objections are not resolved by Buyer and the Seller’s Representative within thirty (30) calendar days after delivery to Buyer of such objections, then such dispute shall be submitted to a nationally or regionally recognized firm of independent certified public accountants to be agreed upon by Buyer and the Seller’s Representative other than any firm which performs, or within the past three years has performed, audits or financial statement reviews or financial statement compilations for the Company, Seller or Buyer (such accounting firm being referred to herein as the “Independent Accountant”) for resolution. The Independent Accountant shall be instructed to deliver a decision within thirty (30) calendar days after the submission of such matters to the Independent Accountant, and to only render a decision with respect to the matters submitted for resolution. The Independent Accountant shall be instructed that its decision shall be in writing and shall include (i) a statement describing in reasonable detail the decision of the Independent Accountant with respect to each item in dispute submitted to the Independent Accountant, and (ii) the Independent Accountant’s computation of Pre-Tax Income for the calendar year in question, it being understood that the amount of such Pre-Tax Income shall not be (A) less than the amount set forth in the statement delivered by Buyer pursuant to Section 3.3(c), nor (B) more than the amount set forth in Seller’s written objections delivered to Buyer pursuant to Section 3.3(d). The decision of the Independent Accountant shall be final and binding and conclusive upon Buyer, the Seller’s Representative and Seller, absent manifest error. The fees and expenses of the Independent Accountant shall be shared equally by Buyer and Seller.

(f) Within ten (10) business days after the final determination of Pre-Tax Income for a given calendar year during the Earn-Out Payment Period has been made, Buyer shall pay to Seller an Earn-Out Payment which shall equal the product of (i) Pre-Tax Income for such year, (ii) the Applicable Percentage for such year, and (iii) the Pre-Tax Income Multiple for such year. “Applicable Percentage” shall mean 32.5% for the calendar year ending December 31, 2008, and shall mean 11.667% for each of the calendar years ending December 31, 2009, December 31, 2010 and December 31, 2011. “Pre-Tax Income Multiple” shall mean, with respect to a given calendar year, the multiple set forth in the chart below corresponding to the Compound Annual Growth Rate of Pre-Tax Income for such year measured against Base Year Pre-Tax Income. “Compound Annual Growth Rate” shall mean a number, expressed as a percentage, equal to: (A) a fraction, the numerator of which is Pre-Tax Income for the calendar year in question, and the denominator of which is Base Year Pre-Tax Income, to the power of (B) a fraction, the numerator of which is one, and the denominator of which is the number of calendar years having passed since December 31, 2007, less (C) one. By way of example, the Compound Annual Growth Rate for the calendar year ending December 31, 2010, should the Pre-Tax Income for such year be $1,463,942, would be (A) $1,463,942/$891,000, to the power of (B) 1/3, less (C) 1, equaling 0.1798 or 17.98%.

Compound Annual Growth Rate	Multiple
< 0.0%	5.0x
0.0% - 4.99%	7.0x
5.0% - 9.99%	8.0x
10.0% - 14.99%	9.0x
15.0% - 19.99%	10.0x
20.0%- 24.99%	11.0x
>= 25%	12.0x

(g) On December 15, 2008, Buyer shall prepare and deliver to Seller’s Representative (i) a projected consolidated income statement of the Company (with intercompany transfers eliminated) for the calendar year ending December 31, 2008 prepared in accordance with the Company Cash Method of Accounting and (ii) a statement setting forth Buyer’s calculation of Pre-Tax Income for such calendar year. The projected consolidated income statement and calculation of Pre-Tax Income described in the preceding sentence shall be prepared based on actual items of income and expense incurred through November 30, 2008, and estimated items of income and expense from December 1, 2008 through December 31, 2008 (the “2008 Estimated Earn-Out Payment Calculations”).

On December 31, 2008, Buyer shall pay to Seller an Earn-Out Payment which shall equal the product of (i) Pre-Tax Income for the year ended December 31, 2008 (based on the 2008 Estimated Earn-Out Payment Calculations), (ii) 32.5%, and (iii) the Pre-Tax Income Multiple for such year (the “2008 Estimated Earn-Out Payment”).

Notwithstanding anything to the contrary contained herein, for the calendar year ending December 31, 2008, (i) if the final determination of the Earn-Out Payment is greater than the 2008 Estimated Earn-Out Payment, then Buyer shall pay to Seller the amount by which the finally-determined Earn-Out Payment exceeds the 2008 Estimated Earn-Out Payment within ten (10) days after the final determination of calendar year 2008 Pre-Tax Income has been made pursuant to Sections 3.3(b) through (e), and (ii) if the final determination of the Earn-Out Payment is less than the 2008 Estimated Earn-Out Payment, then Seller shall pay to Buyer the amount by which the finally-determined Earn-Out Payment is less than the 2008 Estimated Earn-Out Payment within ten (10) days after the final determination of calendar year 2008 Pre-Tax Income has been made pursuant to Sections 3.3(b) through (e).

(h) Notwithstanding anything to the contrary contained herein, if a Change of Control occurs and, subsequent to such Change of Control, Buyer breaches the provisions of Section 8.7 of this Agreement, and such breach remains uncured for thirty (30) days after Buyer receives written notice of such breach from Seller, then, in such event, Buyer shall pay to Seller an amount equal to the difference between the Maximum Purchase Price and the aggregate amount of Purchase Price theretofore paid by Buyer to Seller.

3.4 Working Capital Adjustment.

(a) Payments.

(i) Not later than three (3) business days prior to the anticipated Closing Date, the Seller’s Representative shall prepare in good faith a written estimate of the Closing Date Working Capital (the “Estimated Closing Date Working Capital”).

If the Estimated Closing Date Working Capital is less than One Hundred Fifty Thousand Dollars ($150,000), the Acquisition Consideration shall be decreased by the amount of any such difference (the “Estimated Working Capital Deficiency”), as set forth in Section 3.2. If the Estimated Closing Date Working Capital is greater than One Hundred Fifty Thousand Dollars ($150,000), the Acquisition Consideration shall be increased by the amount of any such difference (the “Estimated Working Capital Surplus”), as set forth in Section 3.2.

(ii) Not later than ten (10) business days after the Closing Date Working Capital is finally determined pursuant to Section 3.4(b), Seller shall pay to Buyer the amount, if any, by which the Closing Date Working Capital, as finally determined in accordance with Section 3.4(b), is less than the Estimated Closing Date Working Capital, or Buyer shall pay to Seller the amount, if any, by which such Closing Date Working Capital is greater than the Estimated Closing Date Working Capital.

(b) Preparation of the Closing Date Balance Sheet.

(i) Not later than sixty (60) days after the Closing Date, Buyer shall prepare and deliver to the Seller’s Representative (i) an unaudited consolidated balance sheet of the Company as of the close of business on the Closing Date (the “Closing Date Balance Sheet”) which shall be prepared in accordance with the Company Cash Method of Accounting; and (ii) a schedule (the “Schedule of Adjustments”) setting forth in reasonable detail a computation of the Working Capital Adjustment based upon the Closing Date Balance Sheet and reflecting any change from the Estimated Closing Date Working Capital.

(ii) Not later than thirty (30) days after the delivery of the Closing Date Balance Sheet and Schedule of Adjustments to the Seller’s Representative, the Seller’s Representative shall present any objections that Seller may have to any of the matters set forth therein, which objections shall be set forth in writing and in reasonable detail, and in such case the Seller’s Representative shall present its own calculation of the Closing Date Working Capital. Following the delivery to Buyer of any objections to the Closing Date Balance Sheet, Schedule of Adjustments or Working Capital Adjustment, Buyer and the Shareholders’ Representative shall meet to discuss the objections raised by Seller with a view toward resolving such objections. If the Seller’s Representative does not deliver any written objections to Buyer within such 30-day period, Seller shall be deemed to have accepted the Closing Date Balance Sheet, Schedule of Adjustments and Working Capital Adjustment and irrevocably waived any right to object thereto.

(iii) If the Seller’s Representative delivers such written objections to the Closing Date Balance Sheet, Schedule of Adjustments or Working Capital Adjustment and all such objections are not resolved by Buyer and the Seller’s Representative within thirty (30) calendar days after delivery to Buyer of such objections, then such dispute shall be submitted not later than seven (7) calendar days thereafter to the Independent Accountant. The Independent Accountant shall be instructed to deliver a decision solely with respect to the matters referred to it for determination within thirty (30) calendar days after the submission of such matters to the Independent Accountant. The Independent Accountant shall be instructed that its decision shall be in writing and shall include a statement describing in reasonable detail the decision of the Independent Accountant with respect to each item in dispute submitted to the Independent Accountant. The Independent Accountant shall also be instructed that, in its final determination, the Closing Date Working Capital shall not be (A) less than the respective amounts shown in Buyer’s Schedule of Adjustments, nor (B) more than the respective amounts set forth in Seller’s written objections delivered to Buyer pursuant to Section 3.4(b)(ii). The decision of the Independent Accountant shall be final and binding and conclusive upon Buyer, the Seller’s Representative and Seller for all purposes under this Agreement, absent manifest error. The fees and expenses of the Independent Accountant shall be shared equally by Buyer and Seller.

4. Allocation of Purchase Price.

4.1. The Purchase Price shall be allocated as indicated on Schedule 4.

4.2. The Parties agree to be bound by the Purchase Price allocation as set forth on Schedule 4 and to report the transaction contemplated herein for federal, state, and local tax purposes in accordance with such allocation. The Parties will file their respective Tax Returns in a manner consistent with such allocation.

5. Representations and Warranties Pertaining To Seller and Lau. Seller, the Company and Lau, jointly and severally represent and warrant to Buyer, as of the date hereof and as of the Closing Date, as follows:

5.1. Organization. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has full limited liability company power and authority to conduct its business as it is now being conducted, and to own or use the properties and assets that it purports to own or use. All of the members of Seller, and their respective equity interests in Seller, are listed on Schedule 5.1.

5.2. Enforceability; Authority. This Agreement constitutes the legal, valid and binding obligation of each of Seller and Lau, Enforceable against each such Person in accordance with its terms. Upon the execution and delivery of each other agreement to be executed or delivered by Seller or Lau at the Closing (collectively, the “Seller Closing Documents”), each of the Seller Closing Documents will constitute the legal, valid and binding obligation of Seller or Lau (as applicable), Enforceable against such Person in accordance with its terms. Each of Seller and Lau has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Seller Closing Documents to which such Person is a party and to perform its obligations under this Agreement and the Seller Closing Documents to which it is a party, and such action by Seller has been duly authorized by all necessary action by Seller.

5.3. Conflict. Neither the execution and delivery of this Agreement nor the consummation or performance of the transactions contemplated hereunder will, directly or indirectly (with or without notice or lapse of time): (i) breach or give any Governmental Body or other Person the right to challenge any of the transactions contemplated hereunder or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Seller or Lau may be subject; (ii) cause Buyer to become subject to, or to become liable for, the payment of any Tax; (iii) result in the imposition or creation of any Encumbrance upon or with respect to the Interests; (iv) contravene, conflict with or result in a violation or breach of any Contract of Seller or Lau; or (v) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Seller or Lau that otherwise relates to the Interests or the Business.

5.4. Consents. Neither Seller or Lau is required to give any notice to or obtain any Consent from any Person in connection with such Person’s execution and delivery of this Agreement or any of the Seller Closing Documents to which such Person is a party or the consummation or performance of the transactions contemplated hereby.

5.5. Legal Proceedings. There is no pending or, to the Knowledge of Seller, threatened Proceeding by or against Seller or Lau (i) that relates to or may affect the Business or the Interests; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated hereby.

5.6. Brokers or Finders. Neither Seller, Lau or the Company has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Interests or the transactions contemplated hereby which shall not be the full obligation of Seller or Lau.

5.7. Disclosure. No representation or warranty or other statement made by Seller or Lau in this Agreement, the Seller Closing Documents, the Confidential Information Memorandum, or the Schedules or otherwise in connection with the transactions contemplated hereby contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading. Seller has no Knowledge of any fact (other than general economic or industry conditions) that may materially adversely affect (i) Seller’s Interests or its ability to transfer to Buyer good and marketable title thereto; or (ii) the assets, business, prospects, financial condition or results of operations of the Company, in such instance, that has not been set forth in this Agreement or the Schedules hereto.

6. Representations and Warranties Pertaining to the Company. Seller, the Company and Lau, jointly and severally represent and warrant to Buyer, as of the date hereof and as of the Closing Date, as follows:

6.1. Organization and Good Standing. Each of JNJ, Lau Associates and Lau Professional is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of JNJ, Lau Associates and Lau Professional has full limited liability company power and authority to conduct its business as it is now being conducted, and to own or use the properties and assets that it purports to own or use. Each of JNJ, Lau Associates and Lau Professional is duly qualified to do business as a foreign limited liability company and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification. Schedule 6.1 contains a complete and accurate list of any jurisdiction in which JNJ, Lau Associates or Lau Professional is qualified to do business as a foreign limited liability company. Except for the one hundred percent (100%) ownership interests of Lau Associates and Lau Professional held by JNJ, none of JNJ, Lau Associates or Lau Professional has any subsidiaries or owns any shares of capital stock, or other ownership interests in, any other Person.

6.2. Enforceability; Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of the Company, Enforceable against the Company in accordance with its terms. The Company has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and such action has been duly authorized by all necessary action by the Company.

(b) Except as set forth on Schedule 6.2(b), neither the execution and delivery of this Agreement nor the consummation or performance of any of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time): (i) breach (A) any provision of any of the Governing Documents of the Company or (B) any resolution adopted by any of the members of the Company; (ii) breach or give any Governmental Body or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which the Company, or any of the Assets, may be subject; (iii) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the Assets or to the Business; (iv) cause Buyer to become subject to, or to become liable for the payment of, any Tax; (v) breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Company Contract; or (vi) result in the imposition or creation of any Encumbrance upon or with respect to any of the Assets.

(c) Except as set forth on Schedule 6.2(c), the Company is not required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby.

6.3. Capitalization. Seller is the owner of one hundred percent (100%) of the issued and outstanding membership interests in JNJ, representing the Interests. Seller has good and marketable title to the Interests, free and clear of Encumbrances. All of the Interests were duly authorized, validly issued, and are fully paid and non-assessable. Except for the Interests, there are no other equity securities of JNJ outstanding and there are no profit interests in JNJ outstanding. No options, warrants or other rights to acquire, sell or issue membership interests or other equity securities or profit interests of JNJ, whether upon conversion of these securities or otherwise are outstanding or have been previously issued. Seller has not granted any rights (including a currently effective power of attorney or proxy) or options to any person with respect to all or any part of the Interests. Seller is not a party to or bound by any agreement, undertaking or commitment to sell, exchange or purchase any of the Interests. Seller is not a party to any voting trust or other agreement or understanding with respect to the Interests. None of the Interests has been issued in violation of any preemptive rights of any security holder of the Company or in violation of the Securities Act, applicable state securities laws or other requirements of law.

6.4. Financial Statements. Attached hereto as Schedule 6.4 is: (a) a client-prepared consolidated balance sheet of the Company as of December 31, 2007, and the related client-prepared consolidated statement of income and statement of changes in owner’s equity for the calendar year then ended (the “Annual Financial Statements”), and (b) a client-prepared consolidated balance sheet of the Company as of April 30, 2008, and the related client-prepared consolidated statement of income and statement of changes in owner’s equity for the four-month period then ended (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements fairly and accurately present the financial condition, the results of operations, and changes in owner’s equity of the Company on a consolidated basis at the respective dates of and for the periods referred to in such Financial Statements, all in accordance with the Company Cash Method of Accounting. The Financial Statements referred to in this Section 6.4 reflect the consistent application of the Company Cash Method of Accounting throughout the periods involved. The Financial Statements have been prepared from and are in accordance with the accounting Records of the Company.

6.5. Books and Records. The books of account and other financial Records of the Company, all of which have been made available to Buyer and its Representatives, are complete and correct and represent actual, bona fide transactions and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The Company has no minute books or records of meetings held, or limited liability company actions taken, by the members of the Company.

6.6. Sufficiency of Assets. The Assets (a) constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the Business in the manner presently operated by the Company and (b) include all of the assets of the Company.

6.7. Real Property. The Company does not own any Real Property, nor does the Company have any option or rights to acquire any Real Property. Schedule 6.7 sets forth a true, correct and complete list and description (and the Company has provided to Buyer true and complete copies) of all Real Property Leases of the Company (as lessor/sublessor or lessee/sublessee) and all material oral or written leases, licenses, permits, certificates, authorizations, contracts and other agreements relating thereto, any security deposits paid thereunder, outstanding rental concessions or abatements, any renewal or cancellation rights, and the terms thereof. The Company has a valid leasehold interest in and the right to quiet enjoyment of the real properties subject to the Real Property Leases where the Company is lessee or sublessee for the full term thereof. The Company does not owe any brokerage commissions with respect to any such leased space. The Company is not in default under the Real Property Leases and no approval or consent of, nor payment to, any Person is needed for any of the foregoing to continue to be in full force and effect upon consummation of the transactions contemplated by this Agreement. To the Knowledge of Seller, no other party to a Real Property Lease is in default under such lease. The Real Property Leases are in full force and effect and will continue to be in full force and effect upon consummation of the transactions contemplated hereby.

6.8. Title To Assets; Encumbrances.

(a) The Company owns good and marketable title to all of the Assets free and clear of Encumbrances other than Permitted Encumbrances. At the time of Closing, all Assets shall be free and clear of all Encumbrances other than Permitted Encumbrances. The Company’s Neo-Post postage meter is leased by the Company.

(b) Except as set forth on Schedule 6.8(b), within five (5) years prior to the date hereof, the Company has not (i) conducted business under or used any name (whether corporate or assumed) other than as set forth on Schedule 6.8(b), (ii) purchased or sold assets outside of the Ordinary Course of Business, or (iii) maintained, stored or otherwise located the Assets at any facility other than any Real Property which is the subject of any Real Property Lease set forth on Schedule 6.7.

6.9. Personal Property.

(a) Schedule 6.9(a) sets forth a true, complete and accurate list of all Company Tangible Personal Property and the location of the same setting forth with respect to each item of Company Tangible Personal Property on a tax basis, the costs, accumulated depreciation and date acquired. Except as disclosed on Schedule 6.9(a), each item of Company Tangible Personal Property of the Company is (or will be before the Closing Date) in good repair and good operating condition, ordinary wear and tear excepted, is suitable for immediate use in the Ordinary Course of Business and is free from latent and patent defects. No such Company Tangible Personal Property is in need of repair or replacement other than as part of routine maintenance in the Ordinary Course of Business. Except as disclosed in Schedule 6.9(a), all Company Tangible Personal Property used in the Business is in the possession of the Company.

(b) Schedule 6.9(b) sets forth a true, complete and accurate list of tangible personal property located at the Current Premises which is not owned by the Company and which may be removed from the Current Premises before, on, or after the Closing Date by the owner(s) thereof.

6.10. Accounts Receivable. Schedule 6.10 contains a complete and accurate list of all Accounts Receivable, if any, as of the date of this Agreement, which list sets forth the aging of each such Account Receivable. All such Accounts Receivable (including those arising after the date hereof through and including the Closing Date) arose or will arise from services performed in the Ordinary Course of Business, and will be collectible in full within ninety (90) days of issuance (and not subject to any setoff or counterclaim) at the aggregate amount set forth in the Financial Statements.

6.11. Powers of Attorney. There are no powers of attorney executed on behalf of the Company that remain presently in effect.

6.12. No Undisclosed Liabilities. The Company has no Liabilities except for Liabilities reflected or reserved against in the Interim Financial Statements and current liabilities incurred in the Ordinary Course of Business of the Company since the date thereof.

6.13. Taxes. Except as set forth on Schedule 6.13:

(a) Except as noted in the succeeding sentence, on or before the Closing Date by the owner(s) thereof, JNJ, Lau Associates, Lau Professional and any predecessor are or were each classified, and have been or were continuously so classified since their date of organization, as a disregarded entity within the meaning of Code Section 7701 and the Treasury Regulations thereunder for U.S. federal income tax purposes. Notwithstanding the foregoing, JNJ, filed Internal Revenue Service Form 1065, United States Partnership Return of Income, for the taxable years ended December 31, 2006 and December 31, 2007, as JNJ was properly characterized as a partnership, for federal income tax purposes, during those taxable years. Neither any such entity nor Seller Parties have elected to treat JNJ, Lau Associates, Lau Professional or any predecessor as an association taxable as a corporation for federal, state, local or foreign income tax purposes; provided, however, that Lau & Associates, Ltd., which was a predecessor to Lau Associates, filed a final Form 1120-S for the taxable year ended December 31, 2005. All Tax Returns filed by the Company and Seller Parties have been and will be filed consistent with the entity classification of JNJ, as a partnership, or Lau Associates and Lau Professional and any predecessor as a disregarded entity.

(b) The Company and Seller Parties (with respect to the Business) have timely filed all Tax Returns that were required to be filed by the Company and Seller Parties (with respect to the Business). All such filed Tax Returns were true, correct and complete and have been prepared in compliance with all Legal Requirements. All Taxes owed by the Company and Seller Parties (with respect to the Business) (whether or not shown on any Tax Return) have been paid. No penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax. Neither of the Company nor Seller Parties (with respect to the Business) is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Governmental Body in a jurisdiction where the Company or Seller Parties (with respect to the Business) does not file a Tax Return that it is or may be subject to taxation by that jurisdiction. Neither the Company nor Seller Parties (with respect to the Business) is liable for any Tax as a transferee or successor.

(c) The Company and/or Seller Parties (with respect to the Business) (i) have withheld from all employees, customers, independent contractors, creditors, members and any other applicable payees proper and accurate amounts for all taxable periods in compliance with all Tax withholding provisions of applicable federal, state, local and foreign laws, (ii) have remitted, or will remit on a timely basis, such amounts to the appropriate taxing authority, and (iii) have furnished or been furnished properly completed exemption certificates for all exempt transactions.

(d) No audit or other examination of any Tax or Tax Return of the Company or Seller Parties (with respect to the Business) is presently in progress and none of the Company, Seller Parties (with respect to the Business) nor any member, director or officer) of the Company expects any Governmental Body to assess any additional Taxes for any period for which Tax Returns have been filed. No foreign, federal, state or local Tax audits, administrative Tax proceedings or judicial proceedings are pending or being conducted with respect to the Company. None of the Company, Seller Parties (with respect to the Business) nor any member, director or officer of the Company have received from any foreign, federal, state or local taxing authority (including jurisdictions where the Company has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review or investigation; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against the Company and none of the Company, Seller Parties (with respect to the Business) nor any member, director or officer of the Company expects any such items to be forthcoming.

(e) Schedule 6.13: (i) lists all federal, state, local and foreign Tax Returns filed with respect to the Company or Seller Parties (with respect to the Business) for taxable periods ending on or after January 1, 2004; (ii) indicates those Tax Returns that have been audited; (iii) indicates those Tax Returns with respect to which audits have been closed, (iv) indicates those Tax Returns that currently are the subject of an audit; and (v) identifies each federal, state and local Tax election which has been made by each of the Company and Seller Parties (with respect to the Business). There are no rulings, requests for rulings or closing agreements with any Governmental Body which could affect the Taxes of the Company or Seller Parties (with respect to the Business) for any period after the Closing Date. The Company has not participated (and will not participate prior to the Closing Date) in or cooperated with an international boycott within the meaning of Section 999 of the Code. The Company and Seller Parties (with respect to the Business) have complied with all information reporting requirements of, and have maintained all required records and supporting information with respect to, Section 6038A of the Code and the regulations thereunder pertaining to information with respect to certain foreign-owned corporations. The Company and Seller have delivered to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company or Seller Parties (with respect to the Business) since January 1, 2004.

(f) Neither the Company nor Seller Parties (with respect to the Business) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(g) No assessments or deficiency for any Tax has been proposed, asserted or assessed against the Company or Seller Parties (with respect to the Business) with respect to taxable periods ended on or before the Closing Date which has not been resolved or paid in full. There are no liens for Taxes upon the assets of the Company, other than liens for Taxes not yet due and payable.

(h) The Company and Seller Parties (with respect to the Business) have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(i) The Company is not a party to any Tax allocation or sharing agreement (including any indemnity arrangement) pursuant to which it would have any obligation to make payments after Closing. The Company has not been a member of an affiliated group (as defined in Section 1504(a) of the Code) filing a consolidated federal income Tax Return nor does it have a Liability for Taxes of any Person under Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. The Company is not a member of an affiliated, combined or unitary group for state or local income tax purposes.

(j) Neither the Company nor Seller Parties (with respect to the Business) (i) has made any payments; (ii) is obligated to make any payments; or (iii) is a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible (in whole or in part) under Sections 162, 280G or 404 of the Code.

(k) The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company shall, upon request, furnish to Buyer on or before the Closing Date a certification of the Company’s non-United States real property interest status, as set forth in Regulations Sections 1.1445-2(c) and 1.897-2(h). Seller is not a “foreign person” (as that term is defined in Section 1445 of the Code) and shall furnish to Buyer on or before the Closing Date certification of Seller’s non-foreign status, as set forth in Treasury Regulation Section 1.1445-2(b).

(l) Neither the Company nor Seller Parties (with respect to the Business) has been the “distributing corporation” (within the meaning of Section 355(a)(1) of the Code) nor the “controlled corporation” (within the meaning of Section 355(a)(1) of the Code) within the two-year period ending as of the date of this Agreement.

(m) Neither the Company nor Seller Parties (with respect to the Business) has participated in a “reportable transaction” within the meaning of Regulations Section 1.6011-4(b), nor have any of the Company or Seller acted as a material adviser within the meaning of Code Section 6111. Neither the Company nor Seller Parties (with respect to the Business) has participated in a “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Regulations thereunder, or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Regulations thereunder.

(n) Neither the Company nor Seller Parties (with respect to the Business) has (i) consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of any assets; or (ii) agreed to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

(o) Neither the Company nor Seller Parties (with respect to the Business) will be required to include any amount in income for any taxable period ending after the Closing Date as a result of a change in accounting method for any taxable period beginning on or before the Closing Date or pursuant to any agreement with any Governmental Body with respect to any such taxable period. Neither the Company nor Seller Parties (with respect to the Business) will be required to include in any period ending after the Closing Date any income that accrued in a prior period but was not recognized in any prior period as a result of the installment method of accounting, the completed contract method of accounting, the long term contract method of accounting or the cash method of accounting.

(p) For taxable periods ending on or after January 1, 2004, no issue has arisen in any examination of Taxes of the Company or Seller Parties (with respect to the Business) by any Governmental Body or other Person that if raised with respect to any other taxable periods ending on or after January 1, 2004 not so examined would result in a Tax deficiency, if upheld.

(q) Each of the Company and Seller Parties (with respect to the Business) has made all payments of estimated and/or Composite Taxes required to be made under the Code and any comparable provision of state, local and foreign law.

(r) The Company has not disposed of property in a transaction presently being accounted for under the installment method under Section 453 of the Code and any comparable provision of state, local and foreign law. None of the assets of the Company is property which the Company or Seller Parties (with respect to the Business) is required to treat as being owned by any other Person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Code. None of the assets of the Company directly or indirectly, secures any debt the interest on which is tax exempt under Section 103(a) of the Code. The Company does not presently hold assets for which an election under Section 108(b)(5) of the Code was made. None of the assets of the Company is “tax-exempt use property” within the meaning of Section 168(h) of the Code. The Company is not a party to any joint venture, partnership, or other arrangement or contract which could be treated as a partnership for federal income tax purposes. The Company does not own an interest in any controlled foreign corporation (as defined in section 957 of the Code), passive foreign investment company (as defined in section 1297 of the Code) or other entity the income of which is or could be required to be included in the income of the Company or Seller Parties (with respect to the Business).

(s) The Company has always dealt with its employment tax liabilities in accordance with IRS Notice 99-6.

6.14. No Material Adverse Change. Since December 31, 2007, there has not been any Material Adverse Change, and no event has occurred or circumstance exists that may result in such a Material Adverse Change.

6.15. Employees; Employee Benefit Plans.

(a) Schedule 6.15(a) contains a complete and accurate list of the following information for each employee or independent contractor of the Company, including each employee on leave of absence or layoff status: name; job title; date of commencement of employment or engagement; employment classification (i.e., employee or independent contractor); current compensation paid or payable and any change in compensation since December 31, 2007; sick leave, vacation leave and all other paid leave that is accrued but unused; and service credited for purposes of vesting and eligibility to participate under any Employee Benefit Plan, or any other employee or director benefit plan.

(b) To the Knowledge of Seller, each officer, director, member, employee and independent contractor of the Company has obtained and holds all Governmental Authorizations required in order for such individual to lawfully provide the services to the Company required of his or her position. Schedule 6.15(b) sets forth a list of the persons which have executed an employment agreement and/or non-competition agreement with the Company, and a copy of all such agreements have been provided to Buyer. No employee is currently bound by a non-competition covenant with a third party restricting such employee from providing any investment advisory services in general or with regard to any Client or potential Client.

(c) The Company has obtained a completed form I-9 from each employee of the Company. Seller has no actual knowledge that any employee of the Company is unauthorized to work in the United States.

(d) A complete and accurate list of the Company’s Employee Benefit Plans is set forth on Schedule 6.15(d). The Company has not maintained, contributed to or had an obligation to contribute to any other Employee Benefit Plan within the past five (5) years other than those set forth on Schedule 6.15(d). The Company has not proposed any new Employee Benefit Plans nor has it proposed any amendments or modifications to its current Employee Benefit Plans. The Company’s Employee Benefit Plans have been operated and administered in all respects in accordance with their provisions and applicable Legal Requirements, including but not limited to ERISA and the Code and each of the Employee Benefit Plans which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be “qualified” under Section 401 (a) of the Code is so qualified. There are no pending or, to the Knowledge of Seller, threatened or anticipated claims, audits or investigations (other than routine claims for benefits) by, on behalf of, relating to or against any of the Employee Benefit Plans or any trusts related thereto.

(e) Except as set forth on Schedule 6.15(e), Buyer shall have no responsibility for any obligations under Section 4980B of the Code, or Sections 601-609 of ERISA or any similar provisions for health care continuation coverage under applicable Legal Requirements with respect to the Company’s Employee Benefit Plans (collectively, “COBRA Obligations”) resulting from the transactions contemplated hereby.

(f) No Liabilities exist or are reasonably expected to exist under any Employee Benefit Plan of the Company that, individually or in the aggregate, would have a Material Adverse Change.

(g) The Company has not entered into any individual agreement or otherwise made any individual commitment to any employee with respect to continued benefits or employment by the Company or Buyer.

(h) Upon termination of the employment of any of the employees or the change in control of the Company that will occur upon sale of the Interests pursuant to this Agreement, Buyer will not by reason of anything done or promised prior to the Closing Date be liable to any of the Company’s employees for severance pay or any other payments.

(i) The Company is in compliance with all Legal Requirements respecting its Employee Benefit Plans and its employment and employment practices, terms and conditions of employment, human rights practices, workers’ compensation practices, occupational health and safety practices, and pay and employment equity practices. All amounts due or accrued for all salary, wages, bonuses, paid leave (including, without limitation, vacation leave and sick leave), pension benefits and other employee benefits with respect to the employees of the Company, if any, are duly reflected in the Company’s Records. All premiums, contributions, levies, assessments and penalties under any legislation relating to employment including, without limitation, any workers’ compensation, pension or unemployment insurance legislation, in respect of the employees of the Company, if any, are fully paid or are reflected in the Records of the Company. All claims, potential claims, current assessment rates and special assessments under such legislation have been disclosed to Buyer. All fiduciaries of the Company’s Employee Benefit Plans have complied with the provisions of the Company’s Employee Benefit Plans and with all Legal Requirements respecting the Company’s Employee Benefit Plans.

(j) None of the Company’s Employee Benefit Plans, or any trusts created thereunder, have engaged in a non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which would subject the plan or any such trust or the Company to any liability as a result of any prohibited transactions imposed by Section 4975 of the Code or Title I of ERISA. None of such Employee Benefit Plans nor any trusts thereunder have been terminated.

(k) With respect to the Company’s Employee Benefit Plans, the Company has delivered to Buyer true and complete copies of: (i) any and all plan texts and agreements (including, but not limited to, trust agreements, insurance contracts and investment management agreements); (ii) any and all material employee communications (including any relating to summary plan descriptions and material modifications thereto); (iii) the two most recent Forms 5500 filed with the IRS for each plan for which a Form 5500 was required to be filed with the IRS and any other form or filing required to be submitted to any Governmental Body with regard to any such Employee Benefit Plans; (iv) the most recent annual and periodic accounting of plan assets, if applicable; (v) the most recent determination letter received from the IRS, if applicable; and (vi) in the case of any unfunded or self-insured plan or arrangement, an estimate of accrued and anticipated liabilities thereunder.

(l) With respect to each of the Company’s Employee Benefit Plans, if intended to qualify under Section 401(a) of the Code: (i) such plan so qualifies, and its trust has been determined by the IRS to be exempt from taxation under Section 501(a) of the Code; (ii) such plan has been administered and enforced in accordance with its terms and all applicable laws, regulations and rulings in all material respects; (iii) no breach of fiduciary duty has occurred with respect to which the Company or any plan may have liability or be damaged in any material respect; (iv) no material disputes with nor any audits or investigations by any governmental authority are pending or, to the Knowledge of Seller, threatened; (v) all contributions, premiums, and other payment obligations have been made on a timely basis, in all material respects; and (vi) all contributions or benefit payments made or required to be made under such Plan meet the requirements for deductibility under the Code.

(m) With respect to each of the Company’s Employee Benefit Plans that provides welfare benefits of the type described in Section 3(1) of ERISA: (i) no such plan provides medical or death benefits with respect to current or former employees or directors of the Company beyond their termination of employment, other than coverage mandated by Sections 601-608 of ERISA or 4980B(f) of the Code; (ii) each such plan has been administered in compliance with Sections 601-609 of ERISA and 4980B(f) of the Code; and (iii) no such plan has reserves, assets, surpluses or prepaid premiums.

(n) Neither the Company nor any ERISA Affiliate is a participant in, or obligated to contribute to, any “multiemployer plan” as defined in Section 3(37) of ERISA and has not participated in or been obligated to contribute to any such plan within the past five (5) years.

(o) The consummation of the transactions contemplated by this Agreement will not (i) entitle any individual to severance pay, (ii) accelerate the time of payment or vesting under any plan, or (iii) increase the amount of compensation or benefits due to any individual.

(p) The Company has not violated the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local Legal Requirement.

(q) No Employee Benefit Plan that is subject to Section 412 of the Code or Title IV of ERISA and to which the Company or any ERISA Affiliate may have any liability has any Unfunded Liability as of the most recent annual valuation date applicable thereto, and neither the Company nor any ERISA Affiliate has engaged in a transaction with respect to any such Employee Benefit Plan that could be subject to Section 4069 of ERISA. With respect to any Employee Benefit Plan that is subject to Section 412 of the Code or Title IV of ERISA and to which the Company or any ERISA Affiliate may have any liability, no ERISA Event (i) has occurred within the past five (5) years, (ii) has occurred and is continuing, or (iii) to the Knowledge of Seller is reasonably expected to occur.

(r) While employed by the Company no employee has been, and prior to being employed by the Company, to the Knowledge of the Seller after due inquiry, no employee has been, the subject of any governmental proceeding, investigation or inquiry involving the SEC or any other Governmental Body having jurisdiction over the business activities of any employee or the Company and, during the past ten years, no employee has been indicted or convicted of any felony. No employee has been the subject of any order, judgment, or decree of any court of competent jurisdiction, permanently or temporarily enjoining any employee from, or otherwise limiting, the following activities: (i) acting as an investment adviser, underwriter, broker or dealer in securities, or engaging in or continuing any conduct or practice in connection with such activity, (ii) engaging in any type of business practice, or (iii) engaging in any activity in connection with the purchase or sale of any security or in connection with any violation of securities laws. For purposes of this Section, the term “employee” shall include all officers and portfolio managers of the Company.

6.16. Labor Disputes. Except as disclosed in Schedule 6.16, (i) the Company has not been, and is not now, a party to any collective bargaining agreement or other labor contract; and (ii) there is not pending or, to the Knowledge of Seller, threatened against or affecting the Company any Proceeding relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed with the National Labor Relations Board or any comparable Governmental Body, and there is no organizational activity or other labor dispute against or affecting the Company or the Facilities.

6.17. Compliance With Legal Requirements; Governmental Authorizations.

(a) Except as set forth on Schedule 6.17, the operation of the Business, the conduct of the Business as and where such business has been conducted, the hiring, terminating, compensating and otherwise managing or dealing with employees, and the ownership, possession and use of the Assets used in or for the Business, fully comply and have fully complied with all Legal Requirements applicable to the Company, its operations, the Business, the Assets and the Liabilities. Except as set forth on Schedule 6.17, the Company and its employees have obtained and hold all Governmental Authorizations required for the lawful operation of the Business as and where such business is presently conducted, including the continued operation of the Business under new ownership in substantially the same manner as it was conducted immediately prior to the Closing Date. All Governmental Authorizations relating to the Business (whether held by the Company or its employees) are identified on Schedule 6.17, and copies of such Governmental Authorizations have been delivered to Buyer.

(b) Except as set forth on Schedule 6.17, all such Governmental Authorizations are in full force and effect, no violations are or have been recorded in respect of any Governmental Authorization and no Proceeding is pending or, to the Knowledge of Seller, threatened to enforce, revoke, terminate or limit any Governmental Authorization. Except as set forth on Schedule 6.17, the Company and its employees are in compliance with and not in default, and have not received any notice of any claim of default, with respect to any such Governmental Authorization or of any notice of any other claim or Proceeding (or threatened Proceeding) relating to any such Governmental Authorization. Except as set forth on Schedule 6.17, all such Governmental Authorizations shall survive a change in ownership of the Company without the Consent of any Person and shall remain in full force and effect immediately following the Closing.

6.18. Proceedings and Judgments. Except as set forth on Schedule 6.18, (a) no Proceeding involving or related to the Company, the Business, the Assets or any employees of the Business is currently pending; (b) no Judgment involving or related to the Company, the Business or the Assets or any employees of the Business is currently outstanding; and (c) no breach of contract, breach of warranty, tort, negligence, infringement, product liability, discrimination, wrongful discharge or other claim of any nature or related to the Business has been asserted or, to the Knowledge of Seller, threatened against the Company or any employees of the Business at any time since January 1, 2005, which would be reasonably likely to impair Buyer’s or the Company’s ability to operate the Business as currently conducted or proposed to be conducted.

6.19. Absence Of Certain Changes And Events. Except as set forth on Schedule 6.19, since December 31, 2007, the Company has conducted the Business only in the Ordinary Course of Business and there has not been any:

(a) amendment to any of the Governing Documents of the Company;

(b) payment (except in the Ordinary Course of Business) or increase by the Company of any bonuses, salaries or other compensation to any member, director, officer or employee or entry into any employment, severance or similar Contract with any director, officer or employee;

(c) adoption of, amendment to or increase in the payments to or benefits under, any Employee Benefit Plan;

(d) damage to or destruction or loss of any Asset, whether or not covered by insurance;

(e) sale, lease or other disposition of any Asset or property of the Company (including the Intellectual Property) or the creation of any Encumbrance on any Asset, except for the replacement of computers in the Ordinary Course of Business;

(f) cancellation or waiver of any claims or rights with a value to the Company in excess of $50,000 individually, or $100,000 in the aggregate;

(g) change in the accounting methods used by the Company; or

(h) Contract by the Company to do any of the foregoing.

6.20. Contracts; No Defaults.

(a) Schedule 6.20(a) sets forth a true and correct list of all of the Contracts to which the Company is a party or is bound. A description of each material oral Contract is included on Schedule 6.20(a), and, except as otherwise indicated on Schedule 6.20(a), copies of each written Contract have been delivered to Buyer.

(b) Except as set forth on Schedule 6.20(b), all of the Company Contracts are in full force and effect and the Company is not in default under any of them, nor to the Knowledge of Seller is any other party to any such Company Contract in default thereunder, nor is there any condition or basis for any claim of a default by any party thereto or event which, with notice, lapse of time or both, would constitute a default thereunder. Except as disclosed in Schedule 6.20(b), all rights of the Company under Contracts otherwise extending beyond the Closing shall be unaffected by the consummation of the transactions contemplated hereby and shall not require the consent or approval of any Person, nor shall such consummation constitute a condition or basis for any claim of a default by any party thereto or event which, with notice, lapse of time or both, would constitute or give rise to a default, or a right of any party other than Buyer to assert or enforce any remedy or any right to terminate or accelerate the termination or any obligation under, or seek any payment with respect to, such Company Contract. Except as set forth on Schedule 6.20(b), Seller has no Knowledge that any party to any Company Contract intends, or has threatened, to terminate or change the terms of its Company Contract following the Closing.

6.20A Reserved.

6.20B Regulatory Compliance.

(a) The Company has adopted and implemented written policies and procedures required by Rule 206(4)-7 of the Advisers Act (“Policies and Procedures”). The Company has (i) appointed Lau to serve as its Chief Compliance Officer; and (ii) provided to the Buyer a copy of its current Policies and Procedures, together with copies of each annual report prepared by the Company’s Chief Compliance Officer since the SEC requirement was adopted under Rule 206(4)-7 of the Advisers Act. The Company has fully complied with the requirements of Rule 206(4)-7 of the Advisers Act, its Policies and Procedures, and there have been no material violations or allegations of material violations of the Policies and Procedures.

(b) Neither Lau nor the Company and no other person “associated” (as defined under the Advisers Act) with the Company or Lau, has been convicted of any crime or is or has been subject to any disqualification that would be a basis for denial, suspension or revocation of registration of an investment adviser under Section 203(e) of the Advisers Act or Rule 206(4)-4(b) thereunder and to the knowledge of Lau there is no basis for, or proceeding or investigation that is reasonably likely to become the basis for, any such disqualification, denial, suspension or revocation.

(c) The Company has operated and is currently operating its investment advisory business in compliance with the Advisers Act and any and all other Legal Requirements of any Governmental Body.

(d) The Company has provided its investment advisory portfolio management services and other services in material compliance with the investment objective, principal policies and strategies, profiles of each Client account and in accordance with the other terms of its advisory contract with the Client.

(e) The Company has, or has caused to be, prepared, filed, distributed and otherwise used all advertisements, sales literature and marketing materials relating to its investment advisory business in compliance with the Legal Requirements of any and all applicable Governmental Bodies, including the investment advisory, financial planning and/or portfolio management services that the Company has provided.

(f) In performing its investment advisory, financial planning, and portfolio management services, neither the Company, Lau nor any of their respective employees has taken any action(s) or performed any service(s) that would require the Company to be regulated by or registered under the broker-dealer rules or regulations of any Governmental Body.

6.20C Investment Adviser Registration. The Company is duly registered as an investment adviser under the Advisers Act and under all applicable Legal Requirements relating to the activity of investment advisers. The Company has delivered to Buyer a true and complete copy of the Company’s currently effective Form ADV, as filed with the SEC, and has provided to the Buyer all currently effective state, federal and foreign registration forms. The Company (or its predecessor(s)) has made all Form ADV filings and reports required to be made by it or its predecessor(s) during the last five years, and has filed all such filings or reports with the SEC under the Advisers Act and the rules promulgated thereunder or otherwise and under similar Legal Requirements currently applicable to the Company. The Company has provided to Buyer copies of all such filings and reports. The Company has also provided to Buyer all correspondence between the Company and the SEC and any state or foreign regulator within the last five years, and will provide to the Company such forms and reports as are filed from and after the date hereof and prior to the Closing Date. The information contained in such forms and reports was or will be true and complete in all material respects as of the time of filing and, except as indicated on a subsequent form or report filed before the Closing Date, continues to be true and complete in all material respects. Each such registration is in full force and effect except to the extent the Company is no longer subject to registration in any state.

6.20D Investment Performance. The Company has made available to the Buyer all investment performance information that the Company delivered to any Client since January 1, 2005. All such performance information was prepared on a consistent basis in accordance with the standards for investment performance presentation established by the AIMR (to the extent such standards were in effect at the time such information was prepared) and all other applicable laws. In addition, the Company provided to the Buyer the requisite documentation (including documentation to establish compliance with applicable AIMR and SEC rules and regulations) to support the Company’s continued use of such investment performance information.

6.20E Execution and Brokerage Allocation Practices. The Company’s execution and brokerage allocation practices (including soft dollar practices), with respect to all Client accounts are, and have been at all times since January 1, 2005, in material compliance with the provisions of the Exchange Act, the Advisers Act and similar state laws, and the rules and regulations under each. When purchasing or selling for Clients’ accounts securities which are normally traded on a principal basis, the Company, at all times since January 1, 2005, has dealt directly with one or more dealers making a market in such securities or otherwise through broker-dealers each of which was at all applicable dates, registered as such under the Exchange Act.

6.21. Insurance. Schedule 6.21 is an accurate and complete list and description (including, without limitation, the type of policy, the effective date, and the names of the issuing insurers) of all Insurance Policies currently owned or maintained by the Company (excluding Insurance Policies that constitute Employee Benefit Plans) in connection with or for the benefit of the Business and all liability Insurance Policies owned or maintained by the Company or any of its respective predecessors at any time during the five (5) years prior to the date of this Agreement in connection with or for the benefit of the Business. The Company has provided the Buyer with copies of all of the policies listed on Schedule 6.21. Except as set forth on Schedule 6.21, all such Insurance Policies are or were on a “claims made” basis. All premiums due to date under such Insurance Policies have been paid and no default by the Company exists thereunder. The Company has not received any notice of cancellation with respect to any such current Insurance Policy, and there is no basis for the insurer thereunder to terminate any such current Insurance Policy. Each such Insurance Policy is or was in full force and effect during the period(s) of coverage indicated on Schedule 6.21. With regard to the change in control of the Company that will occur upon sale of the Interests pursuant to this Agreement, no notice to, or Consent from, any insurer is required under any of the Insurance Policies. Except as described on Schedule 6.21, (i) there are no claims that are pending under any of the Insurance Policies described on Schedule 6.21, and (ii) no other Person is a named or additional insured under any such Policies. No insurer has made any “reservation of rights” or refused to cover all or any portion of any pending claims. No party to any Insurance Policy has repudiated any provision thereof. The insurance maintained by each Company is customary in terms of type and amount of coverage for businesses of the same type as the Company and is otherwise sufficient for its participation in the Business. True and correct copies of all Insurance Policies have been delivered to Buyer. The Company is not a named or additional insured under any insurance policy other than the Insurance Policies.

6.22. Environmental Matters. Except as set forth on Schedule 6.22:

(a) To the Knowledge of Seller, the Company, the Business and the Assets used in or for the Business are, and at all times have been, in full compliance with, and have not been and are not in violation of or liable under, any Environmental Law. The Company has no basis to expect, nor has it or any other Person for whose conduct it is or may be held to be responsible received, any actual or threatened order, notice or other communication from (i) any Governmental Body or private citizen acting in the public interest, (ii) the current or prior owner or operator of any Facilities, or (iii) any other Person, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or threatened obligation to undertake, bear the cost of or otherwise be responsible for any Environmental, Health and Safety Liabilities including with respect to any Facility or other property or asset (whether real, personal or mixed) in which the Company has or had an interest, or with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, handled, processed, treated, leaked, spilled, discharged, emitted, disposed, Released or subject to Threat of Release by the Company, the Business or any other Person for whose conduct it is or may be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled or received.

(b) There are no pending or, to the Knowledge of Seller, threatened claims, Encumbrances, or other restrictions of any nature resulting from any Environmental, Health and Safety Liabilities or arising under or pursuant to any Environmental Law including with respect to or affecting the Company, the Business or the Assets used in or for the Business.

(c) Seller has no Knowledge of or any basis to expect, nor have they, or any other Person for whose conduct they are or may be held responsible, received, any citation, directive, inquiry, notice, Order, summons, warning or other communication that relates to Hazardous Activity, Hazardous Materials, or any alleged, actual, or potential violation or failure to comply with or Liability under any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health and Safety Liabilities including with respect to any Facility or property or asset (whether real, personal or mixed) in which the Company has or had an interest, or with respect to any property or facility to which Hazardous Materials generated, manufactured, refined, transferred, imported, used, handled, or processed by the Company, the Business or any other Person for whose conduct they are or may be held responsible, have been transported, treated, stored, handled, transferred, disposed, recycled or received.

(d) Neither the Company nor, to the Knowledge of Seller, any other Person for whose conduct it is or may be held responsible has any Environmental, Health and Safety Liabilities including, without limitation, with respect to the Business or the Assets used in or for the Business.

(e) To the Knowledge of Seller, there are and have been no Hazardous Materials present on or in the indoor or outdoor Environment at or from any Facility or at any geologically or hydrologically adjoining property, including any Hazardous Materials contained in barrels, aboveground or underground storage tanks, landfills, land deposits, dumps, equipment (whether movable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the Current Premises, or incorporated into any structure therein or thereon. Neither the Company nor any Person for whose conduct it is or may be held responsible, or any other Person, has permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to the Current Premises, the Business or the Assets used in or for the Business except in full compliance with all applicable Environmental Laws.

(f) Reserved.

(g) The Company has delivered to Buyer true and complete copies and results of any correspondence, notices and documents, including any reports, studies,

analyses, tests, or monitoring possessed, controlled or initiated by the Company pertaining to Hazardous Materials or Hazardous Activities or concerning compliance by the Business, the Assets used in or for the Business or the Company or any other Person for whose conduct it is or may be held responsible, with Environmental Laws.

6.23. Intellectual Property.

(a) Except as set forth on Schedule 6.23(a), the Company owns and has good and marketable title to, or possesses full, legally enforceable rights to use, free and clear of any and all Encumbrances, all Intellectual Property used by the Company in the Business as currently conducted or as proposed to be conducted by the Company. The Intellectual Property owned by or legally licensed to and used by the Company collectively constitutes all of the Intellectual Property necessary to enable the Company to conduct the Business as presently conducted or proposed to be conducted. No current or former officer, director, member, employee, consultant or independent contractor of the Company, and, with respect only to Intellectual Property owned by the Company, no Person, has any right, claim or interest in or with respect to any Intellectual Property owned, developed for, under development for, held for use in, or used in the Business.

(b) Schedule 6.23(b) lists all Patents and Patent Applications and all registered Trademarks (including, without limitation, Internet domain name registrations), and Trademark applications and all registered Copyrights and Copyright applications, including the jurisdictions in which each such Intellectual Property has been issued or registered or in which any such application for such issuance and registration has been filed. All Patents, registered Trademarks (including, without limitation, Internet domain name registrations), registered service marks and registered Copyrights held by or registered in the name of the Company are valid, in good standing, and subsisting. Except as stated on Schedule 6.23(a), the Company is not infringing, violating, interfering with, misappropriating or making unlawful use of, nor has the Company received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, violation, interference, misappropriation or unlawful use of any proprietary asset owned or used by any Person.

6.24. Related Party Transactions. Except as set forth on Schedule 6.24, no Related Person of Seller or the Company has (a) borrowed money from or loaned money to the Company, (b) any contractual or other claims of any kind against the Company, (c) any interest in any assets used by the Company or (d) engaged in any other transactions with the Company.

6.25. Bank Accounts. Schedule 6.25 sets forth a true, complete and accurate list of all banking and safe deposit box arrangements of the Company, specifying the bank, type of account and the names of all Persons authorized to draw against or have access thereto (including, without limitation, all authorized signatories).

6.26. Indebtedness; Guarantees. Schedule 6.26 sets forth a true, complete and accurate listing of all indebtedness of the Company for borrowed money, whether or not evidenced by notes, debentures, bonds or similar instruments. The Company is not a guarantor with respect to the indebtedness of any other Person.

6.27. Improper Conduct. To the Knowledge of Seller, none of the Company’s officers, directors, members, employees or independent contractors, has at any time made or received any bribe, kickback or other illegal payment or engaged in any other illegal or improper conduct that has led to any fine, penalty, sanction or liability. Seller has no Knowledge of any actual, possible or proposed disciplinary action by any Governmental Body against any of the Company’s officers, directors, members, employees or independent contractors.

6.28. Disclosure. No representation or warranty or other statement made by the Company in this Agreement, the Schedules or otherwise (including in the Confidential Information Memorandum) in connection with the transactions contemplated hereby contains any untrue statement or omits to state a material fact necessary to make any such warranty or statement, in light of the circumstances in which it was made, not misleading.

7. Representations and Warranties of Buyer. Buyer represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

7.1. Organization And Good Standing. Buyer is a corporation duly organized, validly existing and presently subsisting under the laws of the Commonwealth of Pennsylvania, with full power and authority to conduct its business as it is now conducted.

7.2. Enforceability; Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of Buyer, Enforceable against Buyer in accordance with its terms. Upon the execution and delivery by Buyer of each other agreement to be executed or delivered by Buyer at Closing (collectively, the “Buyer Closing Documents”), each of the Buyer Closing Documents will constitute the legal, valid and binding obligation of Buyer, Enforceable against Buyer in accordance with its respective terms. Buyer has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Buyer Closing Documents and to perform its obligations under this Agreement and the Buyer Closing Documents, and such action has been duly authorized by all necessary corporate action.

(b) Neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the transactions contemplated hereby by Buyer will give any Person the right to prevent, delay or otherwise interfere with any of the transactions contemplated hereby pursuant to: (i) any provision of Buyer’s Governing Documents; (ii) any resolution adopted by the board of directors or the shareholders of Buyer; or (iii) any Contract to which Buyer is a party or by which Buyer may be bound; or (iv) except as set forth on Schedule 7.2(b), any Governmental Authorization that is held by the Company.

7.3. Certain Proceedings. There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereby. To Buyer’s Knowledge, no such Proceeding has been threatened.

7.4. Brokers Or Finders. Neither Buyer nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated hereby which is not the full obligation of Buyer.

7.5. Improper Conduct. To the Knowledge of Buyer, none of Buyer’s officers or directors has at any time made or received any bribe, kickback or other illegal payment or engaged in any other illegal or improper conduct that has led to any fine, penalty, sanction or liability. Buyer has no Knowledge of any actual, possible or proposed disciplinary action by any Governmental Body against any of Buyer’s officers or directors.

7.6. Disclosure. No representation or warranty or other statement made by Buyer in this Agreement, the Schedules or otherwise in connection with the transactions contemplated hereby contains any untrue statement or omits to state a material fact necessary to make any such warranty or statement, in light of the circumstances in which it was made, not misleading.

8. Covenants and Other Agreements.

8.1. Advice of Changes. Seller and the Company will promptly notify Buyer in writing of (a) any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Seller, Lau or the Company contained in this Agreement, if made on or as of the date of that event or the Closing Date, untrue or inaccurate in any material respect and (b) any Material Adverse Change. Seller shall also have the obligation until the Closing Date to amend or supplement the Schedules attached to this Agreement with respect to any matter hereafter arising which if existing as of the date of this Agreement would have been required to be set forth or described in such Schedules. However, it is understood by the Parties that the foregoing will not be deemed to satisfy any condition to Buyer’s obligation to close hereunder (including the conditions that no Material Adverse Change have occurred and that the representations and warranties continue to be true and correct on and as of the Closing Date).

8.2. Conduct of Business. During the period on and from the date of this Agreement through and including the Closing Date, the Company will conduct the Business in the Ordinary Course of Business (including maintaining its relationships with its Clients), protect and preserve the Assets and the Intellectual Property, and maintain and preserve intact the Company’s relationships with its consultants, independent contractors, employees, licensors, suppliers, vendors, representatives, distributors, Customers and all others with whom it deals, all in accordance with the Ordinary Course of Business. During the period on and from the date of this Agreement through and including the Closing Date, the Company will not (and Seller will not cause or permit the Company to) without the express prior written consent of Buyer:

(a) mortgage, pledge, subject to a lien, or grant a security interest in, or suffer to exist any Encumbrance on, any of the Assets;

(b) sell, dispose of or license any of the Assets to any Person, except in the Ordinary Course of Business;

(c) fail to maintain the Company Tangible Personal Property in good working condition and repair, subject only to ordinary wear and tear;

(d) fail to pay and discharge any trade payables or other Liabilities promptly as they become due;

(e) enter into any agreement or arrangement to pay any bonus, increased salary, or special remuneration to any employee (other than amounts not in excess of normal payments made in the Ordinary Course of Business and as otherwise expressly contemplated by this Agreement);

(f) change accounting methods or its method of management or operation whether or not relating to or affecting the Assets, or the Business;

(g) amend, terminate or waive any rights under any Contract (including the cancellation of any accounts receivable owed to the Company by Clients), except in the Ordinary Course of Business and with Buyer’s prior written consent;

(h) waive or release any right or claim relating to any Assets, except in the Ordinary Course of Business and with Buyer’s prior written consent;

(i) enter into any Contracts, agreements or other obligations or commitments, other than in the Ordinary Course of Business;

(j) fail to comply in any material respect with any Legal Requirement applicable to the Business;

(k) take any action to terminate or modify, or permit the lapse or termination of, the present Insurance Policies and coverages of the Company relating to or applicable to the Company, the Business or the Assets;

(l) incur, with respect to the Business or the Assets, any Liabilities other than Liabilities incurred in the Ordinary Course of Business;

(m) acquire any material assets or properties or make any commitment to do so, other than in the Ordinary Course of Business;

(n) make any dividend, distribution, redemption, issuance or other transaction in respect of the securities or other equity interests or profit interests of the Company; provided, however, that the Company may make a distribution or distributions as long as such distribution or distributions do not cause the Company’s Closing Date Working Capital to be less than $150,000;

(o) reduce its Client pricing;

(p) incur any indebtedness for borrowed money, make any loans or advances, assume, guarantee or endorse or otherwise become responsible for the obligation of any other Person, or enter into any operating lease involving annual payments in excess of $10,000;

(q) file any Tax Return in a manner which is inconsistent with its past practices including (i) Tax elections and (ii) methods of accounting;

(r) engage in any of the actions set forth in Section 6.19 above or actions which would lead to the results described in Section 6.19; or

(s) agree to do any of the things described in the preceding clauses of this Section 8.2.

8.3. Satisfaction of Conditions Precedent. The Company and Seller shall satisfy or cause to be satisfied all the conditions precedent to the Closing hereunder (other than those which involve only Buyer’s obligations), and to cause the transactions contemplated herein to be consummated.

8.4. No Shop. Seller, Lau and the Company shall not directly or indirectly, and shall not authorize or permit any Related Person or any Representative of Seller or the Company directly or indirectly to, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any acquisition proposal or take any action that could reasonably be expected to lead to an acquisition proposal for the purchase of the Assets or Interests, (ii) furnish any information regarding the Company to any Person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that could lead to an acquisition proposal, (iii) engage in discussions or negotiations with any Person with respect to any acquisition proposal, (iv) approve, endorse or recommend any acquisition proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any acquisition. Seller, Lau and the Company shall promptly advise Buyer of any inquiry or third party proposal to acquire the Assets or the Interests, including the terms of the proposal and the identity of the offeror.

8.5. Tail Coverage. To the extent that any Insurance Policy is a “claims-made” policy, and an extended reporting endorsement or similar-type endorsement (“Tail Coverage”) would be required in order for the Company to have coverage with respect to Pre-Closing periods, then prior to Closing, Seller shall procure such Tail Coverage at its own cost.

8.6. Access. Through the Closing Date, Seller shall, and shall cause the Company to, provide to the Representatives of Buyer (including, without limitation, independent public accountants and attorneys), during normal business hours of the Company, reasonable access to the offices, properties, management, employees, consultants and business and financial records (including computer files, retrieval programs and similar documentation, and said access and information that may be reasonably necessary in connection with an environmental audit, if any, that Buyer may elect to commission) of the Company to the extent Buyer deems reasonably necessary or desirable and shall furnish to Buyer or its Representatives such additional information concerning the Company or the operations of the Company as shall be reasonably requested, including all such information as shall be reasonably necessary to enable Buyer or its Representatives to verify the accuracy of the representations and warranties contained in this Agreement, to verify that the covenants of Seller contained in this Agreement have been complied with and to determine whether the conditions herein have been satisfied. Buyer agrees that such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of the Company and shall only be done upon prior written notice to and approval by Seller, which shall not be unreasonably withheld or delayed. Buyer agrees that all such information shall be subject to the provisions of the Nondisclosure and Confidentiality Agreement by and among JNJ Holdings LLC, Lau Associates LLC, Lau Professional Associates LLC, Judith W. Lau, Bryn Mawr Bank Corporation and The Bryn Mawr Trust Company, dated as of April 3, 2008 (the “Nondisclosure and Confidentiality Agreement”).

8.7. Buyer’s Covenants During the Earn-Out Period. During the Earn-Out Period, Buyer hereby agrees, subject to compliance with all Legal Requirements and directives from Governmental Bodies and other regulatory bodies having jurisdiction over Buyer, as follows:

(a) Buyer shall not, without the prior written consent of Seller, require the Company to change the broker/dealer of the Company in place as of the Closing.

(b) Buyer shall not prohibit the Company from providing financial planning services in any market area.

(c) Buyer shall give prior notice to Seller of any acquisition by Buyer of any other investment advisory firms or investment advisory books of business.

(d) The Company shall be permitted to use its financial planning and investment management processes in effect as of the Closing, subject to any reasonable determination by Buyer that the continued use of such processes could have a material adverse effect on the Company.

(e) The Company shall not be required to sell any products without its consent.

(f) The Company shall not be required to change its compensation structure from a fee-only basis.

(g) Subject to the review and consent, which shall not be unreasonably withheld, of Buyer’s Chief Executive Officer, the Company shall have autonomy with respect to personnel matters, including, without limitation, hiring and termination, compensation, and benefits, acceptance and retention of clients, and day-to-day operational decisions.

(h) The Company shall not be required to change its name without its consent.

For avoidance of doubt, the parties hereto agree and acknowledge that each of the covenants set forth in this Section 8.7 shall terminate in its entirety on the last day of the Earn-Out Period.

8.8. Form ADV. Prior to and after Closing, Seller shall take such actions as Buyer may request to effectuate any changes to the Form ADV of the Company that would be necessary as a result of the transactions contemplated by this Agreement.

8.9. Assignment of Service Marks. Seller shall use its best efforts to cause Lau & Associates, Ltd. to assign the service marks set forth on Schedule 6.23(a) to Lau Associates on or before the Closing Date.

9. Restrictive Covenants.

9.1. Covenants Not to Compete.

(a) In order to preserve for Buyer and its Related Persons the value of the Interests and the goodwill of the Business, and in further consideration of that portion of the Purchase Price allocable to these covenants set forth on Schedule 4, Seller and Lau agree that for a period of ten (10) years after the Closing Date, neither Seller nor Lau shall, without the prior written consent of Buyer:

(i) directly or indirectly (A) solicit, entice or induce any Person which at any time during such period shall be a Client to become a client or customer of any other Person with respect to any products, services or activities produced, provided or engaged in by the Company at such time, or (B) otherwise interfere with the relationship of the Company with any such Client;

(ii) directly or indirectly engage or invest in, own, manage, operate or control, participate, be employed by, associated with or in any manner connected with or render services or advice to any other business anywhere in the United States which produces any products, provides any services or engages in any activities which are competitive with the products, services or activities being produced, provided or engaged in by the Company; provided, however, (A) Seller or Lau may own stock in any publicly held company, provided the amount thereof shall not exceed 5% of the issued and outstanding stock of such publicly held company, and (B) after December 31, 2011, Lau may act as a consultant to financial services firms located in the State of Colorado;

(iii) directly or indirectly solicit, entice or induce any person who at such time is an employee, consultant or independent contractor of the Company to become employed or engaged by Seller, Lau or by any other Person or to terminate their relationship with the Company.

(b) In order to preserve for Buyer and its Related Persons the value of the Interests and the goodwill of the Business, and in further consideration of that portion of the Purchase Price allocable to these covenants set forth on Schedule 4, each of the Joinder Parties agrees that for a period of five (5) years after the Closing Date, it shall not, without the prior written consent of Buyer:

(i) directly or indirectly (i) solicit, entice or induce any Person which at any time during such period shall be a Client to become a client or customer of any other Person with respect to any products, services or activities produced, provided or engaged in by the Company at such time, or (ii) otherwise interfere with the relationship of the Company with any such Client;

(ii) directly or indirectly engage or invest in, own, manage, operate or control, participate, be employed by, associated with or in any manner connected with or render services or advice to any other business located anywhere in a radius of one hundred (100) miles from the Current Premises which provides financial and investment advisory services, investment management services, and/or financial planning services (the “Prohibited Competitive Services”) which are competitive with the products, services or activities being produced, provided or engaged in by the Company; provided, however, a Joinder Party may own stock in any publicly held company, provided the amount thereof shall not exceed 5% of the issued and outstanding stock of such publicly held company; and further provided that the term Prohibited Competitive Services shall not include tax preparation or consulting services or institutional money and investment management services; or

(iii) directly or indirectly solicit, entice or induce any person who at such time is an employee, consultant or independent contractor of the Company to become employed or engaged by such Joinder Party or by any other Person or to terminate their relationship with the Company.

(c) The covenants in this Section 9.1 and the covenant set forth in Section 9.2 are herein referred to as the “Restrictive Covenants.”

9.2. Confidentiality. Following the Closing, neither Seller nor Lau shall directly or indirectly, use or disclose or divulge any trade secrets or other Proprietary Information of the Company, Buyer or any of its Related Persons, including information of others that such parties have agreed to keep confidential, nor any information relating to the financial terms of this transaction; provided that the foregoing restriction shall not apply to information (a) which is lawfully and independently obtained by Seller or Lau from a third party without restriction as to disclosure by such party, (b) which is in the public domain or enters into the public domain through no fault of Seller or Lau, or (c) Seller or Lau is required by law or legal process to disclose; provided, however, that Seller or Lau has provided prior written notice to Buyer of such requirement and reasonably cooperates with Buyer if its seeks to obtain a protective order.

9.3. Severability of Covenants. Seller and Lau acknowledge and agree that each Restrictive Covenant is reasonable and valid in geographical and temporal scope, subject matter and in all other respects. If any court determines the Restrictive Covenants, or any part thereof, are invalid or unenforceable, the remainder of the Restrictive Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions, to the maximum extent permitted by applicable law. If any court determines that any Restrictive Covenant, or any part thereof, is unenforceable because of the duration or geographic scope or subject matter of such provision (or for any other reason), it is the Parties’ intention that such court shall have the power to reduce the duration or scope or subject matter of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable to the maximum extent permitted by applicable law.

9.4. Relief for Violation. Seller and Lau acknowledge that an irreparable injury will result to Buyer and/or the Company and their businesses in the event of a breach by Seller or Lau of a Restrictive Covenant. Seller and Lau also acknowledge and agree that the damages or injuries which Buyer and/or the Company may sustain as a result of a breach by Seller of Section 9.1 or 9.2 of this Agreement are difficult to ascertain and money damages alone will not be an adequate remedy to Buyer and/or the Company. Seller and Lau therefore agrees that in the event of such breach or threatened breach of Section 9.1 or 9.2, Buyer and/or the Company shall also be entitled to obtain any equitable remedy, including any injunctive relief, necessary to prevent or restrain any violation or threatened violation of Section 9.1 or 9.2 of this Agreement, without the necessity of posting a bond. Such relief, however, shall be cumulative and non-exclusive and shall be in addition to any other remedy to which the Parties may be entitled.

10. Tax Matters.

10.1. Tax Returns Due on or Prior to Closing Date. Seller shall prepare or cause to be prepared and file all Tax Returns for the Company for all Tax periods ending on or prior to the Closing Date which are required to be filed on or prior to the Closing Date, using conventions, methods, practices and procedures consistent with those used in the immediately preceding year’s Tax Returns. Seller shall provide Buyer with copies of such Tax Returns filed by the Company. Buyer shall not be responsible for the completeness and accuracy of any Tax Returns or the payment of any Taxes due on any of the Tax Returns filed pursuant to this Section 10.1. Seller shall cause the Company to timely pay all Taxes of Company that are due and payable as reflected on such Tax Returns and any other Taxes of Company that are due and payable on or before the Closing Date. Additionally, Seller shall cause the Company to make timely withholdings of Taxes required to be deducted and withheld from wages or other remuneration paid to employees, customers, independent contractors, creditors, members and any other applicable payees on or prior to the Closing Date, and shall pay such Taxes that are due and payable prior to the Closing Date. In the event any Tax liability with respect to any Tax Return described in this Section 10.1 is not due and payable prior to the Closing Date, any such Tax liability shall be fully accrued and set forth on the Closing Date Balance Sheet.

10.2. Tax Returns Due After the Closing Date. The period of time commencing on December 31, 2007, and ending on the Closing Date shall be referred to herein as the “Short Period.” The Seller shall be responsible for the preparation and filing of the federal, state and local income Tax Returns for the Company (including any Composite Returns) for the Short Period (the “Short Period Returns”) in a manner consistent with the Company’s practices for prior periods. Seller shall be responsible for the completeness and accuracy of the Short Period Returns filed pursuant to this Section 10.2. Seller shall provide Buyer with copies of any Short Period Returns proposed to be filed a minimum of twenty (20) days prior to the due date so that Buyer has reasonable opportunity to review such Short Period Returns prior to the due date and provide comments with respect thereto. Buyer shall promptly advise Seller of any disagreement with items shown on such Short Period Returns. If Buyer and Seller are unable to resolve any such disagreement by the due date of such Short Period Returns, the disputed Tax Returns will be filed, as prepared, on or before the due date and such disagreement shall be referred to the Independent Accountant, who shall decide the matter (and not any matter not submitted to the Independent Accountant for resolution) within thirty (30) days after it is submitted. The decision of the Independent Accountant shall be final and binding and conclusive upon Buyer and Seller, absent manifest error. The fees and expenses of the Independent Accountant shall be shared equally by Buyer on the one hand, and Seller on the other hand. In the event the decision of the Independent Accountant includes filing an amended Tax Return, the Seller shall be responsible for filing all amended Tax Returns and Seller shall be responsible for the payment, if any, of any additional Tax (including penalties and interest thereon) due and payable pursuant to such amended Tax Return, and Seller shall be entitled to any overpayment of Tax pursuant to such amended Tax Return.

10.3. Seller shall pay all Company level Taxes resulting from the filing of the Short Period Returns except to the extent that a provision has been made therefor on the Closing Date Balance Sheet, in which event, Buyer shall pay or cause the Company to pay (or reimburse Seller for) any such Taxes to the extent of such provision.

10.4. Tax Periods Beginning Before and Ending After the Closing Date. Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for Tax periods which begin before the Closing Date and end after the Closing Date (“Straddle Tax Periods”).

10.5. Allocation of Taxes.

(a) Seller shall be responsible for and pay any Taxes with respect to all periods ending on or prior to the Closing Date or which are allocable to such periods (“Pre-Closing Tax Periods”). Without limiting the foregoing, Seller shall be solely liable and responsible for any and all Taxes as a result of the transactions contemplated by this Agreement. In the case of any Straddle Tax Period, the amount of any Taxes for the Pre-Closing Tax Period shall (i) in the case of ad valorem or property Taxes, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period before and including the Closing Date and the denominator of which is the total number of calendar days in the Straddle Period, and (ii) in the case of all other Taxes be determined based on an interim closing of the books as of the close of business on the Closing Date.

(b) Buyer, the Company and Seller shall cooperate fully and Seller shall cause Seller Parties to cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 10 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller agree and Seller shall cause Seller Parties to agree (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective Tax periods, and to abide by all record retention agreements entered into with any Governmental Body; (B) to retain all documents and other records for the appropriate period of time as set forth in Regulations Section 1.6011-4(g) which relate to any reportable transaction in which the Company have participated prior to the Closing Date and (C) to give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if another party so requests, to allow the other party to take possession of such books and records.

(c) Buyer and Seller further agree and Seller shall cause Seller Parties to agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(d) Buyer and Seller further agree and Seller shall cause Seller Parties to agree, upon request, to provide the other Parties with all information that such Parties may be required to report in connection with the transactions contemplated hereby pursuant to the Code and all United States Treasury Department Regulations promulgated thereunder.

10.6. Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including, without limitation, any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby and any other similar Tax that may be imposed, shall be paid by Seller when due, and Seller will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Legal Requirements, Buyer will join in the execution of any such Tax Returns and other documentation.

10.7. Other Tax Provisions.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, neither the Company nor Seller Parties (with respect to the Business) shall make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes (except settlements effected solely through payment of immaterial sums of money), or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes.

(b) Seller shall make and Seller shall cause Seller Parties to make available for Buyer’s inspection, as reasonably requested, copies of those federal, state, county, local and foreign Tax Returns, reports and estimates for periods prior to the Closing Date for the Company to the extent not previously provided to Buyer.

(c) Buyer shall promptly notify Seller in writing upon receipt by Buyer of notice of (i) any pending or threatened Tax audits or assessments of the Company which may affect the liability of Seller for Taxes under this Agreement. Seller shall have the right to participate with Buyer in any Tax audit or administrative or court proceeding related to taxable periods ending on or before the Closing Date, and to employ counsel of their choice at their expense. Buyer agrees that it will cooperate, and cause the Company to cooperate, at the expense of Seller, fully with Seller and Seller’s counsel in the defense against any claim in any said proceeding. Buyer shall have the sole right to represent the Company in any Tax audit or administrative or court proceeding related to taxable periods ending after the Closing Date, and to employ counsel of its choice at its expense. Seller agrees to cooperate and to cause Seller Parties to cooperate, at their own expense, fully with Buyer and its counsel in the defense against any claim in any said proceeding. Notwithstanding the foregoing, Seller will not and will cause Seller Parties to not enter into any closing agreement (as defined in Section 7121 of the Code, or any comparable provision of state, county, local or foreign law) which is binding on Buyer for any taxable period ending after the Closing Date, without the prior written consent of Buyer, or enter into any closing agreement (as so defined) which is binding on Buyer for any taxable period ending on or before the Closing Date, without the prior written consent of Buyer. Further, notwithstanding the foregoing, Seller shall not and shall cause Seller Parties not to agree to any settlement concerning Taxes for any taxable period ending on or before the Closing Date, which settlement may result in an increase in Taxes of the Company for any taxable period ending after the Closing Date, without the prior written consent of Buyer, nor shall Buyer agree to any settlement concerning Taxes for any taxable period ending after the Closing Date which may result in an increase in Taxes of the Company for any taxable period ending prior to or including the Closing Date, without the prior written consent of Seller. Any consent required to be given under this Section may not be unreasonably withheld.

(d) After the Closing Date, Seller and Buyer shall consult and Seller shall cause Seller Parties to consult in good faith during the course of any audits or administrative or judicial proceedings pertaining to Taxes of, or which may affect, the Company for periods ending prior to or including the Closing Date. Such consultations shall include, but not be limited to, consultations concerning (i) preparation of a response to a 30-day letter for a United States federal income tax audit together with any appellate conferences related thereto, (ii) any ongoing or future audits related to any period ending prior to or including the Closing Date and (iii) court proceedings with respect to any of the above. Buyer or Seller, as the case may be, shall be made aware of any meetings and conferences related thereto and have the right (to the extent permissible by law) to have a representative present at those conferences.

(e) Refund Claims.

(i) Seller shall be entitled to any Tax refunds pertaining to the activities or income of the Company (or equivalent benefit to Seller through a reduction in Tax liability) for periods ending on or before the Closing Date.

(ii) The parties hereto acknowledge and agree that any tax loss or tax credit of the Company, the economic benefit of which is realized in a period ending after the Closing Date, shall be for the account of Buyer, and Buyer shall not be obligated to pay any additional consideration to Seller therefor. Without limiting the generality of the foregoing, this Section applies to any tax loss or credit generated in any period ending on, prior to or including the Closing Date, which may be carried forward and utilized on returns for any period ending after the Closing Date.

11. Indemnification.

11.1. Obligation to Indemnify.

(a) Seller’s and Lau’s Obligation to Indemnify. Seller and Lau (and the Company, prior to Closing) shall, jointly and severally, defend, indemnify and hold harmless Buyer, its Representatives and its successors (collectively, the “Buyer Indemnified Persons”) and assigns, from and against any and all first and third party actions, suits, claims, demands, debts, liabilities, obligations, losses, damages, costs and expenses (including without limitation reasonable attorneys’, experts’ and consultants’ fees) (collectively “Adverse Consequences”), arising out of, or in connection with, or caused by, directly or indirectly, any or all of the following: (i) any misrepresentation or breach of any warranty or representation made by the Company, Seller or Lau in this Agreement or in any certificate or schedule delivered pursuant hereto; (ii) any failure or refusal by the Company, Seller or Lau to satisfy or perform any covenant, restriction or agreement applicable to the Company, Seller or Lau contained in this Agreement or in any certificate or schedule delivered pursuant hereto; and (iii) any claim, litigation or other action of any nature arising out of any act performed, transaction entered into or state of facts suffered to exist by the Company, Seller or Lau on or prior to the Closing Date (including, without limitation, any failure by the Company to cause Contracts with Clients which were executed on or prior to the Closing Date to comply with all applicable Legal Requirements).

(b) Buyer’s Obligation to Indemnify. From and after the Closing Date, Buyer shall defend, indemnify and hold harmless Seller, Lau, their respective Representatives and their respective successors and assigns, from and against any and all Adverse Consequences, arising out of, or in connection with, or caused by, directly or indirectly, any or all of the following: (i) any misrepresentation or breach of any warranty or representation made by Buyer in this Agreement or in any certificate or schedule delivered pursuant hereto; (ii) any failure or refusal by Buyer to satisfy or perform any covenant, restriction or agreement applicable to Buyer contained in this Agreement or in any certificate or schedule delivered pursuant hereto and (iii) any claim, litigation or other action of any nature arising out of any act performed, transaction entered into or state of facts suffered to exist by Buyer after the Closing Date; provided, however, that Buyer’s obligations under this Section 11.1(b) shall not extend to any Adverse Consequences caused wholly or in part by the actions or omissions of Lau or the Company under Lau’s management.

11.2. Matters Involving Third Parties.

(a) The party or parties seeking indemnification hereunder (each, an “Indemnified Party”) shall give the party or parties from whom indemnification is sought or to be sought (each, an “Indemnifying Party”) prompt written notice of any Adverse Consequences suffered by, affecting or otherwise directed at it. If an indemnification claim involves a claim by a third party (a “Third Party Claim”), the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is actually and materially prejudiced thereby.

(b) The Indemnifying Party will have the right and obligation to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 11.2(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

(d) In the event any of the conditions in Section 11.2(b) above is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (ii)

the Indemnifying Party will reimburse the Indemnified Party promptly and periodically (at least monthly) for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and (iii) the Indemnifying Party will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 11.

11.3. Payments. Upon determination of the amount due, or after a final agreement is reached or a final judgment or order is rendered with respect any matter which is subject to indemnification under this Section 11, the Indemnifying Party shall pay to the Indemnified Party or the Person entitled thereto, as applicable, the amount owing by the Indemnifying Party with respect to such matter within ten (10) business days.

11.4. Survival. The representations and warranties made by Seller, Lau, the Company and Buyer herein, or in any certificate or schedule delivered pursuant hereto, shall survive Closing and continue in full force and effect for a period of two (2) years from the Closing Date; provided¸ however, that the representations and warranties set forth in Sections 5.1, 5.2, 6.1, 6.2(a), 6.3, 6.13 and 6.22 shall survive until the expiration of the applicable statute of limitations. Any claim made with respect to an alleged breach of a representation or warranty prior to the expiration of the applicable survival period shall survive the expiration of such survival period. The covenants and agreements of the Parties herein shall survive the Closing in accordance with their terms and applicable law.

11.5. Limitations on Liability. Notwithstanding anything contained in this Agreement to the contrary, the Buyer Indemnified Persons shall only be entitled to indemnification under Section 11.1(a)(i) above if the aggregate amount of Adverse Consequences incurred by the Buyer Indemnified Persons exceed $50,000 (the “Deductible”), whereupon the Buyer Indemnified Persons shall be entitled to indemnification for all Adverse Consequences incurred by the Buyer Indemnified Persons on a cumulative basis from the first dollar of Adverse Consequences; provided, however, that the Deductible shall not apply to any Adverse Consequences arising from any of the breaches of the representations and warranties contained in Sections 5.1, 5.2, 6.1, 6.2(a), 6.3, 6.13 and 6.22, nor in the case of fraud committed by a Seller. It is further agreed that, other than with respect to a breach of the representations and warranties contained in Section 6.13, in no event shall the aggregate indemnification obligations of the Company, Seller and Lau for any Adverse Consequences exceed the Purchase Price.

12. Closing.

12.1. Closing Date. The closing (“Closing”) under this Agreement will take place on a date (the “Closing Date”) that is no more than ten (10) business days following the date on which all conditions precedent to the obligations of Buyer and Seller set forth in this Section 12 have been satisfied (other than those that, by their nature, can only be satisfied at the Closing); provided, however, that in no event shall the Closing Date be on a date earlier than sixty (60) days following the date of this Agreement, unless such condition shall be waived in writing by the Seller’s Representative. The Closing shall begin at 10:00 a.m. Eastern time at the offices of Stradley Ronon Stevens & Young, LLP,

2600 One Commerce Square, Philadelphia, PA 19103, or such other date, time and location as the Parties may agree. Notwithstanding any earlier time of the Closing, the Closing shall be deemed to have occurred for all purposes as of 5:00 P.M., Eastern time, on the Closing Date.

12.2. Conditions Precedent to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, any or all of which Buyer may waive in writing, at its sole and absolute discretion:

(a) Representations and Warranties. Each of the representations and warranties made by Seller, Lau and the Company in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on and as of such date.

(b) Covenants. Seller, Lau and the Company shall have duly performed all of the covenants, acts and undertakings required to be performed by them prior to Closing.

(c) No Injunction, Etc. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any Governmental Body to enjoin, restrain, prohibit, or obtain damages in respect of, or which is related to, or arises out of, (1) this Agreement or the consummation of the transactions contemplated hereby, or (2) the Governmental Authorizations necessary for the Company to operate the Business after the Closing Date.

(d) Consents. Buyer shall have received (i) satisfactory evidence that affirmative written Consent from Clients representing at least eighty percent (80%) of client revenue to the Business for calendar year 2007 has been obtained with respect to the assignments of their respective Contracts with the Company that shall occur at the Closing pursuant to Section 202(a)(1) of the Advisers Act, (ii) a written Consent to the transactions contemplated by this Agreement from the Landlord in a form reasonably acceptable to Buyer; and (iii) such other written Consents set forth on Schedule 12.2(d).

(e) Governmental Authorizations. Buyer and Seller shall have received all Governmental Authorizations required under any Legal Requirement to consummate the transactions contemplated by this Agreement, including, without limitation, from the Federal Reserve Board and the SEC.

(f) Material Adverse Change. No Material Adverse Change shall have occurred since December 31, 2007.

(g) Board Approval. The Board of Directors of Buyer shall have approved the transactions contemplated by this Agreement.

(h) Key Person Life Insurance. Lau shall have made herself available to take a physical health exam for key person life insurance coverage purposes.

(i) Seller and the Company Closing Deliveries. Seller and the Company shall have delivered to Buyer the following:

(i) Secretary’s Certificate. A certificate of the Secretary of Seller, dated the Closing Date, certifying (i) that attached thereto are true and correct copies of Seller’s Certificate of Formation, Operating Agreement, and the resolutions duly adopted by Seller’s members authorizing Seller’s execution, delivery and performance of this Agreement, and (ii) the names, titles and signatures of all of Seller’s members who sign documents on behalf of Seller in connection with this Agreement, certifying the authority of such persons to do so.

(ii) Good Standing Certificates. A certificate of good standing for each of Seller, JNJ, Lau Associates and Lau Professional issued by the Secretary of State of Delaware, dated within ten (10) business days prior to the Closing Date.

(iii) Limited Liability Company Records. The limited liability company records of the Company.

(iv) Lien Searches. Comprehensive pending litigation searches, UCC searches, tax lien searches and judgment lien searches in all appropriate locations dated with a “searched through” date within thirty (30) days prior to the Closing Date for the Company, Lau and Seller.

(v) Lien Releases. Payoff letters from all secured creditors in form acceptable to Buyer and evidence of the filing of, or authorization to file, any UCC-3 termination statements with respect to all UCC-1 financing statements filed against Seller relating to the Interests and against the Company relating to the Assets, or evidence of the termination of any other similar filings representing Encumbrances on the Interests or Assets.

(vi) Interests. Original certificates duly endorsed in blank for transfer representing one hundred percent (100%) of the Interests, or assignments of such Interests to Buyer in a form acceptable to Buyer.

(vii) Class C Interests. Evidence acceptable to Buyer that any Class C Interests in JNJ have been terminated.

(viii) Closing Certificate. A certificate dated as of the Closing Date certifying compliance with Section 12.2(a) and 12.2(b) in a form reasonably acceptable to Buyer.

(ix) Estoppel Certificate. An estoppel certificate from the Company’s landlord, in form and substance reasonably acceptable to Buyer.

(x) FIRPTA Affidavits. The tax certificates required of Seller described in Section 6.13(j).

(xi) Existing Employment Agreements. Evidence acceptable to Buyer that any existing employment agreements with the Company have been terminated.

(xii) New Employment Agreements. An Employment Agreement in a form satisfactory to Buyer (the “Employment Agreement”), executed by each of Lau and the other principals of the Company designated by Buyer prior to the Closing.

(xiii) Restrictive Covenant Agreements. Restrictive Covenant Agreements in a form satisfactory to Buyer (the “Restrictive Covenant Agreements”), executed by those individuals designated by Buyer prior to the Closing.

(xiv) Tail Coverage. Evidence acceptable to Buyer of any Tail Coverage purchased by Seller pursuant to Section 8.5.

(xv) Wilmington Trust Line of Credit. Evidence acceptable to Buyer that the Company’s line of credit with Wilmington Trust has been satisfied in full and has been terminated.

(xvi) Joinders. A joinder to Section 9 of this Agreement by the Joinder Parties, in form satisfactory to Buyer.

(xvii) Other Agreements. All other agreements, certificates, instruments, or documents reasonably requested by Buyer to fully consummate the transactions contemplated hereby and carry out the purposes and intent of this Agreement.

(j) Company Deferred Revenue. The Company Deferred Revenue shall be no greater than $720,000 on the Closing Date.

(k) Checking Accounts. Kenneth Lau shall be removed as an authorized signer on all Company checking accounts at Wilmington Trust Company.

(l) Agreed Upon Procedures. An independent accountant selected by Buyer shall perform certain agreed upon procedures with respect to the Company’s financial statements including, without limitation, the agreed upon procedures set forth on Schedule 12.2(l) hereto to the reasonable satisfaction of Buyer on or before the Closing Date.

12.3. Conditions Precedent to the Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, any or all of which Seller may waive in writing, in its sole and absolute discretion:

(a) Representations and Warranties. Each of the representations and warranties made by Buyer in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on and as of such date.

(b) Covenants of Buyer. Buyer shall have duly performed all of the covenants, acts and undertakings required to be performed by it prior to Closing.

(c) No Injunction, Etc. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court,

governmental agency or legislative body to enjoin, restrain, prohibit, or obtain substantial damages in respect of, or which is related to or arises out of, this Agreement or the consummation of the transactions contemplated hereby.

(d) Governmental Authorizations. Buyer and Seller shall have received all Governmental Authorizations required under any Legal Requirement to consummate the transactions contemplated by this Agreement, including, without limitation, from the Federal Reserve Board and the SEC.

(e) Termination of Continuing Lease Guaranty. The Continuing Lease Guaranty shall have been terminated and Lau released from all obligations thereunder.

(f) Buyer Deliveries. At Closing, Buyer shall have delivered the following:

(i) Employment Agreements. The Employment Agreements, executed by Buyer or its designee.

(ii) Restrictive Covenant Agreements. The Restrictive Covenant Agreements, executed by Buyer or its designee.

(iii) Secretary’s Certificate. A certificate of Buyer’s corporate secretary, dated the Closing Date, certifying (i) that attached are true and correct copies of Buyer’s Certificate of Incorporation, Bylaws and any amendments thereto, and the resolutions duly adopted by Buyer’s board of directors authorizing Buyer’s execution, delivery and performance of this Agreement, and (ii) the names, titles and signatures of all of Buyer’s officers who sign documents on behalf of Buyer in connection with this Agreement, certifying the authority of such officers to do so.

(iv) Closing Certificate. A certificate dated as of the Closing Date certifying compliance with Section 12.3(a) and 12.3(b) in a form reasonably acceptable to Seller.

(v) Initial Cash. The initial cash payments described in Section 3.2.

(vi) Other Agreements. All other agreements, certificates, instruments, or documents reasonably requested by Seller to fully consummate the transactions contemplated hereby and carry out the purposes and intent of this Agreement.

13. Termination.

13.1. Reasons For Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing (unless otherwise specified), as follows:

(a) by mutual written agreement of Buyer, the Company, Lau and Seller;

(b) by either Buyer or Seller if:

(i) any Governmental Body shall have enacted, promulgated or issued any statute, rule, regulation, ruling, writ or injunction, or taken any other action, restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and all appeals and means of appeal therefrom have been exhausted; or

(ii) the Closing shall not have occurred on or before one hundred twenty (120) days from the date of this Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section 13.1(b)(ii) shall not be available to any Party whose breach of any representation or warranty or failure to perform or comply with any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; or

(iii)(A) in the event of a material breach hereof by the non-terminating Party if such non-terminating Party fails to cure such breach within thirty (30) days following notification thereof by the terminating Party or (B) upon notification to the non-terminating Party by the terminating Party that the satisfaction of any conditions to the terminating Party’s obligations under this Agreement becomes impossible and that the failure of such condition to be satisfied is not caused by a breach hereof by the terminating Party. For purposes of this Section 13, a breach by the Company or Lau of any representation, warranty, covenant or agreement set forth herein shall be deemed to be a breach of such representation, warranty, covenant or agreement by Seller.

13.2. Rights on Termination. If this Agreement is terminated pursuant to Section 13.1, all further obligations of the Parties under or pursuant to this Agreement shall terminate without further liability of any Party to the others. Notwithstanding the foregoing, no termination of this Agreement shall affect the rights or remedies of any of the Parties hereto with respect to a breach by any other Party hereto of the terms and conditions of this Agreement prior to the termination. Further notwithstanding the foregoing, if this Agreement is terminated pursuant to Section 13.1 the terms and provisions of the Nondisclosure and Confidentiality Agreement shall continue to be in full force and effect.

14. Miscellaneous.

14.1. Seller’s Representative. Seller hereby appoints Lau as the true and lawful agent and attorney-in-fact of all the holders of the Interests, with full power of substitution, authority and discretion to take all actions called for by this Agreement (the “Seller’s Representative”). Buyer shall be entitled to exclusively rely on the authority of the Seller’s Representative for all purposes specified herein and shall not be liable to any third party for actions taken or omitted to be taken in reliance upon the determination of the Seller’s Representative. If the Seller’s Representative shall no longer be able to serve in such capacity, for any reason, a successor shall be chosen by the legal representative of Lau.

14.2. Specific Performance. Seller, Lau and the Company agree that the remedy at law for any breach of the terms and conditions of this Agreement by them may be inadequate and that in addition to, and not in limitation of any other remedies that Buyer may have either at law or under this Agreement, Buyer shall be entitled to specific performance or injunctive relief or other equitable relief from any court of competent jurisdiction from any breach or purported breach of this Agreement.

14.3. Expenses. Each Party shall pay all of the costs and expenses incurred by it in negotiating and preparing this Agreement (and all other agreements, certificates, instruments and documents executed in connection herewith) and in consummating the transactions contemplated hereby. Notwithstanding the foregoing, all of such costs incurred by Seller, Lau or the Company shall be paid for by Seller or Lau and shall not be paid for by the Company.

14.4. Notices. All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a Party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); or (b) received by the addressee, if sent by certified mail, return receipt requested, in each case to the addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address or person as a Party may designate by notice to the other parties). Any Party may change its address for notice and the address to which copies must be sent by giving notice of the new address to the other Parties in accordance with this Section provided that any such change of address notice shall not be effective unless and until received.

If to Buyer:

Bryn Mawr Bank Corporation

801 Lancaster Avenue

Bryn Mawr, PA 19010

Attn: Frederick C. Peters II, CEO

With a copy to:

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA 19103

Attn: David H. Joseph, Esq.

If to Seller, Lau or the Company prior to Closing:

Judith W. Lau, CFP

300 Bellevue Parkway, Suite 200

Wilmington, DE 19803

With a copy to:

Young Conaway Stargatt & Taylor, LLP

The Brandywine Building

1000 West Street, 17th Floor

Wilmington, DE 19801

Attn: Jerome K. Grossman, Esq.

14.5. Reliance by Buyer. Notwithstanding Buyer’s right to investigate the Business, Assets and financial condition and notwithstanding any knowledge or facts determined or determinable by Buyer as a result of any such investigation or right of investigation, Buyer has the unqualified right to rely, and has relied, upon the representations and warranties of the Company, Lau and Seller, set forth herein.

14.6. Independence. Each representation, warranty, covenant, obligation and agreement contained in this Agreement is independent of all others and must be separately satisfied or complied with. The representations, warranties, covenants, obligations and agreements made hereunder constitute bargained for assurances.

14.7. Entire Understanding; Amendments. This Agreement, together with the Exhibits and Schedules hereto, states the entire understanding between the Parties with respect to the subject matter hereof and supersedes all prior oral and written communications and agreements with respect to the subject matter hereof. This Agreement shall not be amended or modified except in a written document signed by all Parties.

14.8. Parties in Interest; Assignment; No Waivers; No Third Party Rights. This Agreement shall bind, benefit, and be Enforceable by Buyer, Seller, Lau and the Company and their respective successors, legal representatives and assigns, heirs, executors, administrators and personal representatives. Seller, Lau and the Company may not assign their respective rights or delegate their respective duties hereunder, without the prior written consent of Buyer. Buyer may assign this Agreement or any portion of its rights hereunder to a Related Person. No waiver with respect to this Agreement shall be enforceable unless in writing and signed by the Party against whom enforcement of such waiver is sought. No failure to exercise, delay in exercising or single or partial exercise of any right, power or remedy by any Party, and no course of dealing between or among any of the Parties, shall constitute a waiver of, or shall preclude any other or further exercise of, the same or any other right, power or remedy. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 14.8.

14.9. Schedules.

(a) The information in the Schedules constitutes (i) exceptions to particular representations, warranties, covenants and obligations of Seller, Lau and the Company as set forth in this Agreement or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement. If there is any inconsistency between the statements in this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the statements in this Agreement will control.

(b) Unless a specific cross reference is made to another section, the statements in the Schedules relate only to the provisions in the Section of this Agreement to which they expressly relate and not to any other provision in this Agreement.

14.10. Release. Effective as of the Closing, each of Seller and Lau hereby releases and forever discharges the Company from any and all known or unknown claims, liabilities, obligations, damages, expenses and other amounts of every kind or description arising or existing prior to the Closing Date, except for any obligations existing under this Agreement.

14.11. Publicity. No press releases, filings or other publicity concerning the transactions contemplated hereby will be made without the express written consent by all of the parties hereto, such approval not to be unreasonably withheld or delayed by any Party hereto, provided, however, that Buyer may make any such disclosures by way of press release or filings with the Securities and Exchange Commission as are required by applicable law. Notwithstanding anything to the contrary in this Agreement, this covenant shall survive the termination of this Agreement.

14.12. Further Assurances. At any time and from time to time after the Closing Date, at the request of Buyer and without further consideration, Seller and Lau shall promptly execute and deliver all such further agreements, certificates, instruments and documents and perform such further actions as Buyer may reasonably request, in order to fully consummate the transactions contemplated hereby and carry out the purposes and intent of this Agreement.

14.13. Severability. If any provision of this Agreement is construed to be invalid, illegal or unenforceable, then the remaining provisions hereof shall not be affected thereby and shall be enforceable without regard thereto, and the Parties agree that this Agreement shall be reformed to replace such unenforceable provisions with a valid and enforceable provision that comes as close as possible to expressing the intent of the unenforceable provision.

14.14. Counterparts; Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original hereof, and it shall not be necessary in making proof of this Agreement to produce or account for more than one counterpart hereof. Signatures of the Parties transmitted by facsimile or electronic mail shall be deemed to be original signatures for all purposes.

14.15. Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

14.16. Section Headings; References. Section and subsection headings in this Agreement are for convenience of reference only, and shall neither constitute a part of this Agreement nor affect its interpretation. All words in this Agreement shall be construed to be of such number and gender as the context requires or permits.

14.17. Controlling Law; Exclusive Jurisdiction. This Agreement shall be construed, performed and enforced in accordance with the laws of the State of Delaware, without regard to its conflicts of laws principles. The Parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of the State of Delaware shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the Parties hereto: (a) agrees that this Agreement involves at least $100,000; (b) agrees that this Agreement has been entered into by the Parties hereto in express reliance upon 6 DEL. C. ss. 2708; (c) irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in Wilmington, Delaware with respect to all actions and proceedings arising out of or relating to this Agreement and the transactions contemplated hereby; (d) agrees that all claims with respect to any such action or proceeding shall be heard and determined in such court and agrees not to commence any action or proceeding relating to this Agreement or the transactions contemplated hereby except in such court; and (e) further agrees that service of any process, summons, notice or document in accordance with the notice provisions set forth in Section 14.4 shall be effective service of process for any action, suit or Proceeding brought against such Party in any such court. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding arising out of this Agreement or the transactions contemplated hereby and irrevocably and unconditionally waives the defense of an inconvenient forum and agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

14.18. Interpretation. In this Agreement, unless a clear contrary intention appears: (a) the singular number includes the plural number and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (c) reference to any gender includes each other gender; (d) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (e) reference to any “Legal Requirement” means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision; (f) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof; (g) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; and (h) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

14.19. Set-off. If Buyer and/or the Company is the Indemnified Party, and the Seller and/or Lau is the Indemnifying Party and fails to pay the amount owing by the Indemnifying Party within ten (10) business days as required pursuant to Section 11.3 of this Agreement, then, upon notice to Seller and Lau, Buyer shall be entitled to withhold from any amount due to Seller or Lau an amount which is sufficient to cover the amount of such unpaid indemnification amount. Neither the exercise of nor the failure to exercise such right of set-off shall limit the right of Buyer to exercise any other remedies that may be available to it.

14.20. Legal Representation of the Parties. This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.

[Signature Page Follows]

WITNESS THE DUE EXECUTION AND DELIVERY HEREOF, intending to be legally bound hereby as of the date first stated above.

MARIGOT DAZE LLC

By:
Name:
Title:

JNJ HOLDINGS LLC

By:
Name:
Title:

LAU ASSOCIATES LLC

By:
Name:
Title:

LAU PROFESSIONAL LLC

By:
Name:
Title:

Judith W. Lau

BRYN MAWR BANK CORPORATION

By:
Name:
Title:

EXHIBIT A

DEFINITIONS AND USAGE

For purposes of the Agreement, the following terms and variations thereof have the meanings specified or referred to in this Exhibit A:

“2008 Estimated Earn-Out Payment” shall have the meaning set forth in Section 3.3(g).

“2008 Estimated Earn-Out Payment Calculations” shall have the meaning set forth in Section 3.3(g).

“Accounts Receivable” shall have the meaning set forth in the definition of Assets.

“Acquisition Consideration” shall have the meaning set forth in Section 3.2(a).

“Adverse Consequences” shall have the meaning set forth in Section 11.1(a).

“Advisers Act” shall mean the Investment Advisers Act of 1940, as amended.

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“AIMR” shall mean the Association of Investment Management Research.

“Applicable Percentage” shall have the meaning set forth in Section 3.3(f).

“Annual Financial Statements” shall have the meaning set forth in Section 6.4.

“Assets” shall mean the assets, properties and rights of the Company of every kind, nature and description, tangible or intangible, real or personal, including, but not limited to, the following:

(a) all Intellectual Property;

(b) lists of all present and past clients of the Company (“Clients”) including addresses and telephone numbers, and all client files, papers, correspondence, invoices, contracts, orders, pricing, histories, documents and information and client inquiries;

(c) all licenses, permits and approvals owned or used by the Company, as listed on Schedule 6.17 attached hereto;

(d) all Contracts identified on Schedule 6.20(a) attached hereto (the “Company Contracts”);

(e) lists of all present and past suppliers and vendors of the Company including supplier and vendor addresses and telephone numbers, and all supplier and vendor files, papers, correspondence, invoices, contracts, orders, pricing, histories, documents and information;

(f) all advertising and promotional materials;

(g) all of the Company’s Records;

(h) the telephone numbers, fax numbers and internet (web) sites (including the form, substance and domain names of such internet sites);

(i) all furniture, fixtures, leasehold improvements, office equipment, accessories, vehicles, computer hardware, data processing equipment and other equipment owned by the Company and all other tangible personal property of every kind owned or leased by the Company and all related warranties and similar rights, including, without limitation, all such items listed on Schedule 6.9 (collectively, the “Company Tangible Personal Property”);

(j) all accounts receivable and notes receivable of, or amounts owing or payable to, the Company, including those set forth on Schedule 6.10 (“Accounts Receivable”);

(k) all cash, cash equivalents, certificates of deposit, deposits, money market funds, investments and other securities in any accounts and all cash held as petty cash at the business locations;

(l) all bona fide binding purchase orders or contracts for the purchase by the Company of goods and services from suppliers and vendors of the Company; and

(m) all assets of any kind acquired by the Company from and after the date of this Agreement through the Closing Date.

“Base Year Pre-Tax Income” shall have the meaning set forth in Section 3.3(b).

“Business” shall have the meaning set forth in the Background Section.

“Buyer” shall have the meaning set forth in the preamble to this Agreement.

“Buyer Closing Documents” shall have the meaning set forth in Section 7.2(a).

“Buyer Indemnified Persons” shall have the meaning set forth in Section 11.1(a).

“Change in Control” means, with respect to Buyer, the acquisition by any Person, or two or more Persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934) of outstanding shares of voting stock of Buyer at any time if after giving effect to such acquisition such Person or Persons owns fifty percent (50%) or more of such outstanding voting stock.

“Cleanup” shall have the meaning set forth in the definition of Environmental Health and Safety Liabilities.

“Client” shall have the meaning set forth in the definition of Assets.

“Closing” shall have the meaning set forth in Section 12.1.

“Closing Date” shall have the meaning set forth in Section 12.1.

“Closing Date Balance Sheet” shall have the meaning set forth in Section 3.4(b).

“Closing Date Working Capital” shall mean the Working Capital as of the close of business on the Closing Date.

“COBRA Obligations” shall have the meaning set forth in Section 6.15(e).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Background Section.

“Company Cash Method of Accounting” shall mean the cash basis method of accounting (as used for tax return preparation) used by the Company on a consistent basis as reflected in the Annual Financial Statements.

“Company Contract” shall have the meaning set forth in the definition of Assets.

“Company Deferred Revenue” shall mean, as of any date of determination, the deferred revenue of the Company as determined by Buyer in accordance with GAAP as of such date.

“Company Tangible Personal Property” shall have the meaning set forth in the definition of Assets.

“Composite Return” shall mean any Tax Return filed by the Company in any state or local jurisdiction (whether separately filed or combined with another Tax Return of the Company) whereby the Company is permitted to report and pay on a “composite” basis the personal income tax liability of any Seller who is a non-resident of such state or locality with respect to the apportioned income or gain of the Company’s taxable to such Seller in such state or locality.

“Composite Taxes” shall mean any state or local income Taxes to be paid or remitted by the Company on behalf of its members or other Persons under any Composite Return, but shall not include any state or local Taxes on corporate income, capital, profits, gross receipts, property, franchise, etc. where the Company, not the Seller, bears the real incidence of tax.

“Compound Annual Growth Rate” shall have the meaning set forth in Section 3.3(f).

“Confidential Information Memorandum” shall mean the Lau Associates Offering Memorandum for Proposed Sale prepared by the Carson Medlin Company, as provided to Buyer in connection with the transactions contemplated by this Agreement.

“Consent” shall mean any approval, consent, ratification, waiver or other authorization.

“Continuing Lease Guaranty” shall mean the Continuing Lease Guaranty of the obligations of JNJ under the Lease executed by Judith W. Lau, in her individual capacity.

“Contract” shall mean any agreement, contract, lease, consensual obligation, promise or undertaking (whether written or oral and whether express or implied).

“Copyrights” shall have the meaning set forth in the definition of Intellectual Property.

“Current Premises” shall mean the leased premises located at 300 Bellevue Parkway, Suite 200, Wilmington, New Castle County, Delaware 19803, which are leased by JNJ pursuant to the Lease.

“Deductible” shall have the meaning set forth in Section 11.5.

“Earn-Out Payment” shall have the meaning set forth in Section 3.3(a).

“Earn-Out Payment Period” shall have the meaning set forth in Section 3.3(a).

“Employee Benefit Plan” shall mean (i) any employee benefit plan, as defined in Section 3(3) of ERISA, and (ii) any other plan, trust agreement or arrangement for any bonus, severance, hospitalization, vacation, incentive or deferred compensation, pension or profit-sharing, retirement, payroll savings, stock option, equity compensation, group insurance, death benefit, fringe benefit, welfare or any other employee benefit plan or fringe benefit arrangement of any nature whatsoever, including those benefiting retirees or former employees.

“Employment Agreement” shall have the meaning set forth in Section 12.2.

“Encumbrance” shall mean any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage deed of trust, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

“Enforceable” shall mean, with respect to any Contract, that such Contract is the legal, valid and binding obligation of the Person in question, enforceable against such Person in accordance with its terms, subject to bankruptcy, reorganization, insolvency and other similar laws affecting the enforcement of creditors’ rights in general and to general principles of equity (regardless of whether considered in a proceeding in equity or an action at law).

“Environment” shall mean soil, land surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental, Health and Safety Liabilities” shall mean any and all costs, damages, expenses, Liabilities, obligations or other responsibilities arising from or under, or relating to, any Environmental Law or Occupational Safety and Health Law, including those consisting of or relating to: (a) any environmental, health or safety matter or condition (including on-site or off-site contamination, occupational safety and health and regulation of or exposure to any chemical substance or product); (b) any fine, penalty, judgment, award, settlement, legal or administrative proceeding, order, damages, loss, claim (including claims for personal injury or property damage), demand or any removal, response action, remediation, study or inspection cost or expense arising under or relating to any Environmental Law or Occupational Safety and Health Law; (c) financial responsibility under any Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any study, cleanup, removal, containment or other remediation or response actions (“Cleanup”) required by any Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or (d) any other compliance, corrective or remedial measure required under any Environmental Law or Occupational Safety and Health Law.

The terms “removal,” “remedial,” “remediation” and “response action” include the types of activities covered by the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“Environmental Law” shall mean any Legal Requirement that requires or relates to: (a) advising appropriate authorities, employees or the public of intended or actual Releases of pollutants or hazardous substances or materials, violations of discharge limits or other prohibitions and the commencement of activities, such as resource extraction or construction, that could have significant impact on the Environment; (b) preventing or reducing to acceptable levels the Release of pollutants or hazardous substances or materials into the Environment; (c) reducing the quantities, preventing the Release or minimizing the hazardous characteristics of wastes that are generated; (d) assuring that products are designed, formulated, packaged and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of; (e) protecting resources, species or ecological amenities; (f) reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil or other potentially harmful substances; (g) cleaning up pollutants that have been Released, preventing the Threat of Release or paying the costs of such clean up or prevention; (h) making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment or permitting self-appointed representatives of the public interest to recover for injuries done to public assets; (i) the regulation or protection of health, safety or the Environment; or (j) the regulation of or exposure to Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and any United States Department of Labor Regulations thereunder.

“ERISA Affiliate” shall mean any entity which is or would be considered a single employer with the Company pursuant to Section 4001(b) of ERISA or part of a “controlled group” with the Company pursuant to ERISA Section 302(d)(8)(C).

“ERISA Event” shall mean any of the following: (i) a “reportable event” within the meaning of Section 4043 of ERISA which has not been waived by the United States Pension Benefit Guaranty Corporation (“PBGC”), (ii) any application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Code, (iii) a cessation of operations described in Section 4062(e) of ERISA, (iv) the distribution under Section 4041 or 4041A of ERISA of a notice of intent to terminate any Employee Benefit Plan or the taking of any action to terminate any Employee Benefit Plan, (v) the commencement of proceedings by the PBGC under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Employee Benefit Plan, (vi) the imposition upon the Company or any ERISA Affiliate of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, or the imposition or threatened imposition of any lien upon any assets of the Company or an ERISA Affiliate as a result of an alleged failure to comply with the Code or ERISA in respect of any Employee Benefit Plan subject to Title IV of ERISA, (vii) the failure of any Employee Benefit Plan to satisfy the minimum funding standard of Section 302 of ERISA or Section 412 of the Code, whether or not waived, (viii) prior to January 1, 2008, the adoption of an amendment to any Employee Benefit Plan that, pursuant to Section 401(a)(29) of the Code or Section 307 of ERISA (as in effect at such time) would have resulted in a loss of tax-exempt status of the trust of which such Employee Benefit Plan is a part if the Company or an ERISA Affiliate failed to timely provide security to such Plan in accordance with the provisions of such Sections, or (ix) on or after January 1, 2008, the incurrence of an obligation to provide a notice under Section 101(j) of ERISA, the adoption of an amendment which may not take effect due to the application of Section 436(c)(1) of the Code or Section 206(g)(2)(A) of ERISA, or the payment of a contribution in order to satisfy the requirements of Section 436(c)(2) of the Code or Section 206(g)(2)(B) of ERISA.

“Estimated Closing Date Working Capital” shall have the meaning set forth in Section 3.4(a).

“Estimated Working Capital Deficiency” shall have the meaning set forth in Section 3.4(a).

“Estimated Working Capital Surplus” shall have the meaning set forth in Section 3.4(a).

“Exchange Act” shall mean the Securities and Exchange Act of 1934, as amended.

“Facilities” shall mean any Real Property, property subject to a Real Property Lease or other interest in Real Property currently owned, operated, leased, licensed or used by the Company. Notwithstanding the foregoing, for purposes of the definition of “Hazardous Activity” and Section 6.22, “Facilities” shall mean any Real Property, leased, licensed or used or other interest in Real Property currently or formerly owned, operated, leased, subleased, licensed, managed, used or otherwise occupied or controlled by the Company.

“Financial Statements” shall have the meaning set forth in Section 6.4.

“GAAP” shall mean generally accepted United States accounting principles, consistently applied.

“Governing Documents” shall mean with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the articles of organization and operating agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equity holders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equity holders of any Person; and (g) any amendment or supplement to any of the foregoing.

“Governmental Authorization” shall mean any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” shall mean any: (a) nation, state, county, city, town, borough, village, district or other jurisdiction; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers); (d) multinational organization or body; (e) body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; or (f) official of any of the foregoing.

“Hazardous Activity” shall mean the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment or use (including any withdrawal or other use of groundwater) of Hazardous Material in, on, under, about or from any of the Facilities or any part thereof into the Environment and any other act, business, operation or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm, to persons or property on or off the Facilities.

“Hazardous Material” shall mean any substance, material or waste which has been, is or will foreseeably be regulated by any Governmental Body, including any material, substance or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “pollutant,” “special waste,” “residual waste,” “toxic waste” or “toxic substance” under any provision of Environmental Law, and including petroleum, petroleum products, asbestos, presumed asbestos-containing material or asbestos-containing material, urea formaldehyde, polychlorinated biphenyls and mold, fungus or similar substances.

“Indemnified Party” shall have the meaning set forth in Section 11.2(a).

“Indemnifying Party” shall have the meaning set forth in Section 11.2(a).

“Independent Accountant” shall have the meaning set forth in Section 3.3(e).

“Insurance Policy” shall mean any public liability, product liability, general liability, comprehensive, property damage, vehicle, life, hospital, medical, dental, disability, worker’s compensation, key man, fidelity bond, theft, forgery, errors and omissions, directors’ and officers’ liability, or other insurance policy of any nature.

“Intellectual Property” shall mean:

(a) all issued patents, reissued or reexamined patents, divisions, continuations, continuations-in-part, substitutes, renewals, or extensions of the foregoing, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country or formal name (collectively, “Issued Patents”);

(b) all published or unpublished nonprovisional and provisional patent applications (including, without limitation, all priority rights resulting therefrom), reexamination proceedings, invention disclosures and records of invention (collectively “Patent Applications” and, with the Issued Patents, the “Patents”);

(c) all written works of authorship, copyrights, copyrightable works, semiconductor topography and mask works, including, without limitation, all rights of authorship, use, publication, reproduction, distribution, display, performance transformation, rights to prepare derivative works, moral rights and rights of ownership of copyrightable works, semiconductor topography works and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions (collectively, “Copyrights”);

(d) trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade dress, slogan, logos, symbols, names, trade names, Internet domain names, registered trade names and applications for registrations of trade names, including, without limitation, the goodwill of the business symbolized by and associated with such trademarks, service marks, trade dress, slogan, logos, symbols, names, trade names, and Internet domain names (collectively, “Trademarks”);

(e) (A) all technology, ideas, concepts, inventions, patterns, designs, methods, discoveries, Proprietary Information, manufacturing and operating specifications, information, know-how, formulae, technical data, customer and supplier information, and processes, and (B) all databases, computer programs, hardware, and software (including, without limitation, all operating systems, interfaces, navigational devices, menu structures and arrangements, icons, forms, scripts, syntax, screen designs, visual expressions, and algorithms related thereto, whether owned or licensed for internal use or to be licensed or sublicensed to the Company’s customers, all in object and source code); and

(f) all other intangible assets, properties and rights (whether or not appropriate steps have been taken to protect, under applicable law, such other intangible assets, properties or rights).

“Interests” shall have the meaning set forth in the Background Section.

“Interim Financial Statements” shall have the meaning set forth in Section 6.4.

“IRS” shall mean the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

“Issued Patents” shall have the meaning set forth in the definition of Intellectual Property.

“JNJ” shall have the meaning set forth in the preamble to this Agreement.

“Joinder Parties” shall mean Lucinda L. Peterson, Jorge Rueda and James H. Lee.

“Judgment” shall mean any order, writ, injunction, citation, award, decree or other judgment of any nature of any foreign, federal, state or local court, governmental body, administrative agency, regulatory authority or arbitration tribunal.

“Knowledge” shall mean, with respect to a Person, and includes those facts or matters that any individual who is serving, or who has at any time served, as an owner, director, officer, executive, partner, manager, member, executor or trustee of that Person (or in any similar capacity) (a) is, or at any time was, actually aware of that fact or matter; or (b) could be expected to discover or otherwise become aware of that fact or matter in the course of conducting a reasonably comprehensive investigation regarding the accuracy of any representation or warranty contained in this Agreement.

“Landlord” shall mean MUSREF Bellevue Parkway, L.P., a Washington limited partnership.

“Lau” shall have the meaning set forth in the preamble to this Agreement.

“Lau Associates” shall have the meaning set forth in the preamble to this Agreement.

“Lau Professional” shall have the meaning set forth in the preamble to this Agreement.

“Lease” shall mean that certain Lease Agreement dated as of February 2, 1989, as amended by a First Amendment to Lease dated as of September 11, 1992, a Second Amendment to Lease dated as of March 28, 1996, a Third Amendment to Lease dated as of December 1, 1997, a Fourth Amendment to Lease dated as of April 16, 2002, and a Fifth Amendment to Lease dated as of April 30, 2003, by and between RREEF America REIT Corp. Q., a Maryland corporation, successor-in-interest to Bellevue Park Corporate Center “B” Limited Partnership, a Delaware limited partnership, and JNJ Holdings LLC, a Delaware limited liability company, successor-in-interest to Lau & Associates, Ltd., a Delaware corporation. The Lease has been assigned to the current landlord, MUSREF Bellevue Parkway, L.P., a Washington limited partnership.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, guideline, standard, order, Governmental Authorization, statute or treaty, including, without limitation, the Advisers Act.

“Liability” shall mean with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Material Adverse Change” shall mean any change (regardless of whether the change is deemed to have been foreseeable or not) that, individually or when aggregated with other changes, is or could reasonably be expected to be materially adverse to the Business, Assets, Liabilities, condition (financial or otherwise), results of operations or prospects of the Company, including, for example (and without limitation): (i) the adverse modification, cancellation or termination of any permit necessary to operate the Business at its full capacity, or (ii) the initiation or threat of any material legal action (including regulatory or governmental action) against Seller or the Company.

“Material Interest” shall have the meaning set forth in the definition of Related Person.

“Maximum Purchase Price” shall have the meaning set forth in Section 3.1.

“New Clients” shall mean clients of the Company who become clients of the Company on or after the Closing Date.

“Nondisclosure and Confidentiality Agreement” shall mean the Nondisclosure and Confidentiality Agreement executed by and among JNJ Holdings LLC, Lau Associates LLC, Lau Professional Services LLC, Judith W. Lau, Bryn Mawr Bank Corporation and The Bryn Mawr Trust Company dated as of April 3, 2008.

“Occupational Safety and Health Law” shall mean any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, including the Occupational Safety and Health Act, and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

“Order” shall mean any order, injunction, judgment, decree, ruling, directive, assessment or arbitration award of any Governmental Body or arbitrator.

“Ordinary Course of Business” shall mean an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action: (a) is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person; (b) does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature; and (c) is similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal, day-to-day operations of other Persons that are in the same line of business as such Person.

“Party” or “Parties” shall have the meaning set forth in the preamble to this Agreement.

“Patent Applications” shall have the meaning set forth in the definition of Intellectual Property.

“Patents” shall have the meaning set forth in the definition of Intellectual Property.

“Permitted Encumbrances” shall mean (a) liens for current taxes which are not past due, and (b) easements, covenants, rights-of-way and other similar restrictions on the use of Real Property that do not interfere materially with the use of such Real Property by the Business.

“Person”, as used in this Agreement, shall mean any individual, sole proprietorship, joint venture, partnership, corporation, limited liability company, association, cooperative, trust, estate, governmental body, administrative agency, regulatory authority, or other entity of any nature whatsoever.

“Policies and Procedures” shall have the meaning set forth in Section 6.20B.

“Pre-Closing Tax Period” shall have the meaning set forth in Section 10.5.

“Pre-Tax Income” shall have the meaning set forth in Section 3.3(b).

“Pre-Tax Income Multiple” shall have the meaning set forth in Section 3.3(f).

“Proceeding” shall mean any action, arbitration, audit, hearing, investigation, regulatory proceeding, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Prohibited Competitive Services” shall have the meaning set forth in Section 9.1.

“Proprietary Information” shall mean confidential and/or proprietary information including, without limitation, (a) trade secrets, ideas, processes, procedures, data, listings, copyrights, trademarks, service marks, other works of authorship, know-how, improvements, discoveries, developments, designs, blueprints, drawings, techniques; and (b) information regarding plans for research, development, new products, product design, marketing and selling, business records and plans, budgets, financial information, licenses, prices and costs, suppliers, customers and potential customers.

“Purchase Price” shall have the meaning set forth in Section 3.1.

“Real Property” shall mean the land and all improvements thereon and appurtenances thereto, whether such land, improvements and appurtenances are owned or leased pursuant to a Real Property Lease.

“Real Property Lease” shall mean any ground lease or sublease or space lease or sublease.

“Record” shall mean information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Regulations” shall mean the income tax regulations promulgated under the Code.

“Related Person” shall mean, with respect to a particular individual: (a) each other member of such individual’s Family; (b) any Person that is directly or indirectly controlled by any one or more members of such individual’s Family; (c) any Person in which members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and (d) any Person with respect to which one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a similar capacity).

With respect to a specified Person other than an individual: (a) any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person; (b) any Person that holds a Material Interest in such specified Person; (c) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity); (d) any Person in which such specified Person holds a Material Interest; and (e) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).

For purposes of this definition, (a) “control” (including “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; (b) the “Family” of an individual includes (i) the individual, (ii) the individual’s spouse, (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree and (iv) any other natural person who resides with such individual; and (c) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a Person.

“Release” shall mean any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration on or into the indoor or outdoor Environment or into or out of any property.

“Representative” shall mean with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Restrictive Covenant Agreements” shall have the meaning set forth in Section 12.2.

“Restrictive Covenants” shall have the meaning set forth in Section 9.1(c).

“Schedule of Adjustments” shall have the meaning set forth in Section 3.4(b).

“Schedules” shall mean the numbered Schedules referred to in this Agreement which form a part hereof.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the preamble to this Agreement.

“Seller Closing Documents” shall have the meaning set forth in Section 5.2.

“Seller Parties” shall mean (i) Seller and (ii) each member of Seller, including Lau, and, (iii) if any such member of Seller is a pass-through entity, then each member of such pass-through entity (an “upper-tier pass-through entity”), and (iv) if any such member of an upper-tier pass-through entity is itself a pass-through entity, than each of its members, and (v) each additional member of any higher upper-tier pass-through entity up the chain until there is no further member that is a pass-through entity. The term “member” as used in this definition of Seller Parties includes any member, partner, beneficiary, participant or other Person having a similar beneficial ownership.

“Seller’s Representative” shall have the meaning set forth in Section 14.1.

“Short Period” shall have the meaning set forth in Section 10.2.

“Short Period Returns” shall have the meaning set forth in Section 10.2.

“Straddle Tax Periods” shall have the meaning set forth in Section 10.2.

“Tail Coverage” shall have the meaning set forth in Section 8.5.

“Tail Coverage Cost” shall mean the amount expended by the Seller on Tail Coverage at the direction of the Buyer, which amount shall be mutually determined by the parties prior to closing.

“Tax” or “Taxes” shall mean (a) mean any and all federal, state, local and foreign (whether imposed by a country or political subdivision or authority thereunder) taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including, without limitation, any federal, state, local or foreign income, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, ad valorem , profits, occupancy, general property, real property, personal property, intangible property, transfer, stamp, premium, custom, duty, fuel, excise, license, lease, service, service use, recapture, parking, employment, occupation, severance, payroll, withholding, unemployment compensation, social security, retirement or other tax, fiscal levy or charge of any nature; (b) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, other fee or charge of any nature imposed by a Government Body or other authority; or (c) any deficiency, interest, penalty or addition imposed with respect to any of the foregoing and any obligations under any agreements or arrangements with any other Person with respect to such amounts, and including any liability for taxes of a predecessor entity.

“Tax Return” shall mean all returns and reports, amended returns, information returns, statements, declarations, estimates, schedules, notices, notifications, forms, elections, certificates or other documents required to be filed or submitted to any Governmental Body with respect to the determination assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of, or compliance with, any Tax.

“Third Party Claim” shall have the meaning set forth in Section 11.2(a).

“Threat of Release” shall mean a possibility of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property.

“Unfunded Liability” shall mean, with respect to any Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA, the excess of its benefits liabilities under Section 4001(a)(16) of ERISA over the current value of its assets, determined in accordance with the applicable assumptions used for funding under Section 412 of the Code for the applicable plan year.

“WARN Act” shall have the meaning set forth in Section 6.15(p).

“Working Capital” shall mean (a) the sum of cash and cash equivalents of the Company, less (b) the sum of any unpaid payroll liabilities and other current payment obligations of the Company for which the Company had received an invoice prior to the Closing Date, in each case determined in accordance with the Company Cash Method of Accounting.

“Working Capital Adjustment” shall have the meaning set forth in Section 3.1(b).